As filed with the United States Securities and Exchange Commission on July 19, 2005
Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Nevada	DND Technologies, Inc.	84-1405298
(State or Other Jurisdiction of Incorporation	(Name of Registrant in Our Charter)	(I.R.S. Employer Identification No.)
or Organization)
	7389	Dennis Key
375 E. Elliot Road, Building 6	(Primary Standard Industrial	375 E. Elliot Road, Building 6
Chandler, Arizona 85225 (480) 892-7020	Classification Code Number)	Chandler, Arizona 85225 (480) 892-7020
(Address and telephone number of Principal
Executive Offices and Principal Place of Business)		(Name, address and telephone number of agent for service)

Copies to:
Clayton E. Parker, Esq. Kirkpatrick & Lockhart Nicholson Graham LLP 201 S. Biscayne Boulevard, Suite 2000 Miami, Florida 33131 (305) 539-3300 Telecopier No.: (305) 358-7095	Christopher J. DeLise, Esq. Kirkpatrick & Lockhart Nicholson Graham LLP 201 S. Biscayne Boulevard, Suite 2000 Miami, Florida 33131 (305) 539-3300 Telecopier No.: (305) 358-7095

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title Of Each Class Of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Common Stock, par value $0.001 per share	21,190,478	shares (2)	$0.20	$4,238,096	$498.82
TOTAL	21,190,478	shares (2)	$0.20	$4,238,096	$498.82

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended For the purposes of this table, we have used the closing price on July 20, 2005.

(2)
Of these shares, 20,000,000 are being registered under a Standby Equity Distribution Agreement between DND Technologies, Inc. and Cornell Capital Partners, LP; 1,142,858 shares as a one-time commitment fee to Cornell Capital Partners, LP; and 47,620 shares as a one-time placement agent fee to Monitor Capital, Inc.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus Subject to completion, dated July 19, 2005

PROSPECTUS

DND TECHNOLOGIES, INC.
21,190,478 Shares of Common Stock

This prospectus relates to the sale of up to 21,190,478 shares of common stock of DND Technologies, Inc. (“DND”) by certain persons who are, or will become, stockholders of DND. The selling stockholders consist of:

•
Cornell Capital Partners, LP, which intends to sell up to an aggregate amount of 21,142,858 shares of DND common stock, including 20,000,000 shares of common stock issued under the Standby Equity Distribution Agreement and 1,142,858 shares of common stock issued as a one-time commitment fee under the Standby Equity Distribution Agreement.

•
Monitor Capital, Inc., an unaffiliated registered broker-dealer retained by DND in connection with the Standby Equity Distribution Agreement, which intends to sell 47,620 shares of DND common stock issued as a one-time placement agent fee in connection with advice provided to DND concerning the Standby Equity Distribution Agreement .

Please refer to “Selling Stockholders” beginning on page 13 of this Prospectus.

DND is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. DND will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement. All costs associated with this registration will be borne by DND.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of our common stock. On July 12, 2005, the closing price of our common stock was $0.20 per share.

Cornell Capital Partners is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the sale of common stock under the Standby Equity Distribution Agreement. Pursuant to the Standby Equity Distribution Agreement, Cornell Capital Partners will pay DND 96% of the lowest closing bid price of the common stock during the five consecutive trading days immediately following the advance notice date. The 4% purchase price discount on the purchase of the common stock to be received by Cornell Capital Partners, and the 1,142,858 shares issued as a one-time commitment fee under the Standby Equity Distribution Agreement, are underwriting discounts. In addition, Cornell Capital Partners is entitled to retain 5% of the proceeds raised by DND under the Standby Equity Distribution Agreement. On June 17, 2005, DND has paid Cornell Capital Partners a one-time commitment fee in the form of 1,142,858 shares of our common stock.

DND engaged Monitor Capital, Inc., an unaffiliated registered broker-deal, to advise DND in connection with the Standby Equity Distribution Agreement. On June 17, 2005, Monitor Capital, Inc. was paid a one-time fee of $10,000 by the issuance of 47,620 shares of DND’s common stock.

DND’s common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended. Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Broker-dealers are required to determine whether an investment in a penny stock is suitable investment for a prospective investor.

DND’s common stock is dually quoted on the Over-the-Counter Bulletin Board and Pink Sheets under the symbol “DNDT.OB.”

These securities are speculative and involve a high degree of risk. Please refer to “Risk Factors” beginning on page 6 of this Prospectus.

With the exception of Cornell Capital Partners, which is an “underwriter” within the meaning of the Securities Act of 1933, as amended, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the United States Securities and Exchange Commission. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

Neither the United States Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July __, 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	3
SUMMARY FINANCIAL INFORMATION	4
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	12
SELLING STOCKHOLDERS	13
USE OF PROCEEDS	15
DILUTION	16
THE STANDBY EQUITY DISTRIBUTION AGREEMENT	17
PLAN OF DISTRIBUTION	19
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	21
DESCRIPTION OF BUSINESS	28
MANAGEMENT	34
PRINCIPAL STOCKHOLDERS	38
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	40
DESCRIPTION OF SECURITIES	41
EXPERTS	43
LEGAL MATTERS	43
HOW TO GET MORE INFORMATION	43
FINANCIAL STATEMENTS	F-	1

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PROSPECTUS SUMMARY

The following is only a summary of the information, financial statements and notes included in this Prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our Financial Statements and the notes thereto before making any investment in DND Technologies.

History

DND Technologies, Inc., a Nevada corporation (“DND”), began operations under the name “DND Technologies, Inc.” on August 2, 2002, following the merger of a wholly-owned subsidiary of Zurickirch Corp., a Nevada corporation (“Zurickirch”), with Aspect Systems, Inc., an Arizona corporation then named Aspect Semiquip International, Inc. (“ASI”). Zurickirch was incorporated in Nevada on May 9, 1997 as Weston Caribbean Corp. On March 9, 2000, its name was changed to Zurickirch Acquisitions, Inc. and on April 17, 2000, its name was changed to Zurickirch Corp. The merger was effected through an Agreement & Plan of Reorganization, under the terms of which DND exchanged 18,000,000 shares of its common stock for all of the issued and outstanding shares of ASI. Following the merger, ASI became a wholly-owned subsidiary of DND. DND, through ASI, provides capital equipment to the semiconductor industry for use in the manufacture of microchip technology, and is a manufacturer and supplier of parts and contract services to the semiconductor industry. In March 2001, ASI acquired Semiquip, Inc. Semiquip, based in Texas, was a supplier of reconditioned assemblies, and a provider of service programs specific to major semiconductor fabrication equipment used in the manufacture of computer chips and other semiconductor devices.

Incorporated in 1990, ASI is a provider of specialized equipment, parts and support services to the semiconductor industry. Through licensing agreements negotiated with Lam Research Corporation (“Lam”) and Axcelis Technologies, Inc. (“Axcelis”), ASI has become the original equipment manufacturer (“OEM”) of Lam AutoEtch, Rainbow and TCP plasma etch systems, and plasma etch and strip products manufactured on the ASI MX-1 and ASI MX-10 (formerly Matrix System One and Ten), and the Arista and Arista Dual (formerly Matrix Bobcat and Cheetah) platforms. ASI also offers new and refurbished support products including a wide array of sub-assemblies, both consumable and non-consumable repair and process related parts, and remanufactured temperature control units that are designed to maintain critical operating temperatures for the plasma systems. Engineering and training services are also made available to its international customer base. The most significant portion of ASI revenue, however, is derived from the marketing and sale of Rainbow and TCP plasma etch systems and the ASI MX and Arista system products. ASI has a website located at www.aspectsys.com.

The Offering

DND cannot predict the actual number of shares of common stock that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and DND has not determined the total amount of advances it intends to draw under the Standby Equity Distribution Agreement. It may be necessary for DND shareholders to approve an increase in DND’s authorized common stock for DND to register additional shares of common stock in order to have sufficient authorized shares available to draw down the full amount under the Standby Equity Distribution Agreement. In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement, after we have issued 20,000,000 being registered in the accompanying registration statement and assuming we have obtained shareholder approval to increase our authorized common stock, we will have to file a new registration statement to cover such additional shares which we will issue for additional draw downs under the Standby Equity Distribution Agreement.

The sale of shares pursuant to the Standby Equity Distribution Agreement will have a dilutive impact on DND stockholders. At a recent stock price of $0.20 per share, DND would have to issue 53,418,803 shares of common stock to draw down the entire $10,000,000 available under the Standby Equity Distribution Agreement. DND is only registering 20,000,000 shares of its common stock under the Standby Equity Distribution Agreement in the accompanying Registration Statement, which at a recent stock price of $0.20 per share, DND would be able to receive maximum gross proceeds of $3.931,200 under the Standby Equity Distribution Agreement. Upon issuance, these shares would represent 43.38% of DND then issued and outstanding common stock as of July 12, 2005.

The significant downward pressure on DND’s stock price caused by the sale of a significant number of shares under the Standby Equity Distribution Agreement could cause DND’s stock price to decline, thus allowing short sellers of DND’s stock an opportunity to take advantage of any decrease in the value of DND’s stock. The presence of short sellers in DND’s common stock may further depress the price of DND’s common stock.

DND is registering 21,190,478 shares of common stock in this offering. These shares represent 42.38% of DND’s authorized capital stock and would upon issuance represent 44.81% of the then issued and outstanding common stock and DND Technologies anticipates all such shares will be sold in this offering. If all or a significant block of these shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to elect DND’s directors.

About Us

Our principal executive offices are located at 373 East Elliot Road, Building 6, Chandler, Arizona, 85225. Our telephone number is (480) 892-7020.

THE OFFERING

This offering relates to the sale of common stock by certain persons who are, or will become, DND stockholders. The selling stockholders consist of:

•
Cornell Capital Partners, LP, which intends to sell up to an aggregate amount of 21,142,858 shares of DND common stock, which, based on a recent stock price of $0.20 per share, includes 20,000,000 shares pursuant to the Standby Equity Distribution Agreement and 1,142,858 shares in connection with a one-time commitment fee issued on June 17, 2005.

•
Monitor Capital, Inc., an unaffiliated broker-dealer retained by DND in connection with the Standby Equity Distribution Agreement, which intends to sell up to 47,620 shares of DND Technologies common stock issued as a one-time placement agent fee on June 17, 2005.

Pursuant to the Standby Equity Distribution Agreement, DND Technologies may, at its discretion, periodically issue and sell to Cornell Capital Partners shares of its common stock for a total purchase price of $10,000,000. Cornell Capital Partners will purchase the shares of common stock for 96% of the lowest closing bid price of DND common stock during the five consecutive trading days immediately following notice of DND’s intent to make a draw down under the Standby Equity Distribution Agreement. In addition, Cornell Capital Partners is entitled to retain 5% of the proceeds raised by DND under the Standby Equity Distribution Agreement. Cornell Capital Partners intends to sell any shares purchased under the Standby Equity Distribution Agreement at the then-prevailing market price.

Based on DND’s recent stock price of $0.20 per share, DND would have to issue to Cornell Capital Partners 53,418,803 shares of its common stock in order to draw down the entire $10,000,000 available to DND under the Standby Equity Distribution Agreement. As of July 12, 2005, DND Technologies had 26,097,153 shares of common stock issued and outstanding.

Common Stock Offered	21,190,478 shares by selling stockholders
Offering Price	Market price
Common Stock Outstanding Before the Offering	26,097,153 shares (as of July 12, 2005)
Use of Proceeds
We will not receive any proceeds of the shares offered by the selling stockholders. Any proceeds we receive from the sale of common stock under the Standing Equity Distribution Agreement will be used for general working capital purposes. See “Use of Proceeds.”

Risk Factors	The securities offered hereby involve a high degree of risk and immediate substantial dilution. See “Risk Factors” and “Dilution” below.
Over-the-Counter Bulletin Board Symbol	“DNDT.OB”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of DND’s financial statements, which are included elsewhere in this Prospectus. You should read the following data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Prospectus as well as with DND’s financial statements and the notes thereto, which accompany this Prospectus.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003

REVENUE:
Systems and chillers	$2,833,501	$1,733,866	$9,682,656		$2,626,534
Parts, assemblies and consumables	1,509,973	1,507,224	5,897,285		5,746,576
Field service and training	16,861	49,685	219,975		363,416
Total revenue	4,360,335	3,290,775	15,799,916		8,736,526

COST OF REVENUE:
Cost of revenues	2,722,139	1,930,155	10,237,166		5,499,564
Reserve for slow moving and obsolete inventory	128,009	- -	(770,642)		2,401,221
Total cost of revenue	2,850,148	1,930,155	9,466,524		7,900,785

GROSS PROFIT	1,510,187	1,360,620	6,333,392		835,741

OPERATING EXPENSES:
Research and development	21,127	15,187	96,298		58,226
Sales and marketing	647,454	416,532	2,517,649		1,147,977
General and administrative	480,614	431,597	1,986,934		1,992,588
Lawsuit settlement	- -	140,000	140,000		--
Total operating expenses	1,149,195	1,003,316	4,740,881		3,198,791

INCOME (LOSS) FROM OPERATIONS	360,992	357,304	1,592,511		(2,363,050)
GAIN ON SETTLEMENT OF DEBT	17,500	- -	--		--
INTEREST EXPENSE	(83,877)	(94,123)	(356,689)		(373,208)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	294,615	263,181	1,235,822		(2,736,258)

INCOME TAX EXPENSE	(800)	(800)	800		--

NET INCOME (LOSS)	$293,815	$262,381	$1,235,022		$(2,736,258)

NET INCOME (LOSS) PER COMMON SHARE:
Basic	$0.01	$0.01	$0.05		$(12)
Diluted	$0.01	$0.01	$0.05	$	N/A

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND SUBSCRIBED:
Basic	23,251,778	23,000,000	23,000,000		22,833,333
Diluted	27,395,825	24,909,690	26,758,911		N/A

CONSOLIDATED BALANCE SHEETS

	THREE MONTHS ENDED MARCH 31, 2005	THREE MONTHS ENDED MARCH 31, 2004	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$266,676	$762,673	$316,488	$157,801
Accounts receivable, net of allowance for doubtful accounts	1,974,994	1,536,547	2,447,029	1,053,561
Inventories, net of allowance for obsolescence	2,283,751	1,364,637	2,942,336	1,038,861
Prepaid expenses	222,660	35,809	193,506	192,059
Total current assets	4,748,081	3,699,666	5,899,359	2,442,282

PROPERTY AND EQUIPMENT, Net of accumulated depreciation	247,359	375,040	288,316	421,176

LICENSE AGREEMENTS, Net of accumulated amortization	3,219,105	3,764,084	3,228,564	3,752,115

DEPOSITS	--	32,602	--	32,602
OTHER	27,775	--	29,795	--

TOTAL ASSETS	$8,242,320	$7,871,392	$9,446,034	$6,648,175

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Notes payable, current portion	$1,262,710	$624,589	$688,845	$659,573
Line of credit due to Merrill Lynch (including interest)	--	997,618	--	1,008,639
Capital leases payable, current portion	14,095	21,650	18,641	29,796
Lawsuit payable, current portion	--	70,000	--	--
Accounts payable and accrued expenses	2,804,097	1,571,469	3,731,836	1,929,762
Deposits from customers	753,006	1,388,960	1,102,919	--
Accounts payable, Lam Research Corporation	--	1,993,109	--	2,093,109
Payables, Lam Research Corporation, current portion	915,060	--	967,606	--
Licenses payable	--	3,996,600	--	4,057,234
License and royalty payable, Axcelis	855,299	--	788,416	--
Amounts due to related party	423,252	436,050	420,400	424,481
Total current liabilities	7,027,519	11,100,045	7,718,663	10,202,594

LONG TERM LIABILITIES:
Capital leases payable, long term portion	15,014	29,347	16,307	35,962
Notes Payable	--	--	748,739	--
Lawsuit settlement	--	70,000	--	--
Payables, Lam Research Corporation, long term portion	3,178,831	--	3,317,684	--
Total long term liabilities	3,193,845	99,347	4,082,730	35,962

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ DEFICIT:
Preferred stock	--	--	--	--
Common stock, par value, $0.001 per share; authorized, 50,000,000 shares; issued and outstanding, 23,000,000 shares	--	23,000	--	23,000
Common stock, par value, $0.001 per share; authorized, 50,000,000 shares; issued and outstanding, 23,000,000 shares as of December 31, 2004; issued and outstanding 23,515,00 as of March 31, 2005	23,515	--	23,000	--
Paid-in capital	2,029,145	1,957,160	1,957,160	1,957,160
Common stock to be issued	55,000	55,000	55,000	55,000
Accumulated deficit	(4,096,704)	(5,363,160)	(4,390,519)	(5,625,541)
Total stockholders’ deficit	(1,979,044)	(3,328,000)	(2,355,359)	(3,590,381)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,242,320	7,871,392	$9,446,034	$6,648,175

RISK FACTORS

DND IS SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM ITS BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES AS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE DND’S COMMON STOCK. IF ANY OF THESE RISKS OF UNCERTAINTIES ACTUALLY OCCUR, DND’S BUSINESS, FINANCIAL CONDITION, AND/OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF DND’S COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

Cyclical Downturns Are Prevalent In The Semiconductor Industry And May Adversely Affect Our Future Sales And Operating Results

Our business depends predominantly on the capital expenditures of semiconductor manufacturers, which in turn depend on current and anticipated market demand for integrated circuits and the products that use them. The semiconductor industry has historically been very cyclical and has experienced periodic downturns that have had a material adverse effect on the demand for semiconductor processing equipment, including equipment that we market. During downturns, our replacement parts are generally in higher demand, due to the cost effectiveness of repairing existing equipment instead of buying new equipment. However, during prolonged downturns, our replacement parts business faces competition from failing semiconductor manufacturers, who will frequently sell their capital equipment at substantial discounts as part of bankruptcy proceedings.

During periods of reduced and declining demand, we must be able to quickly and effectively align our costs with prevailing market conditions, as well as motivate and retain key employees. In particular, our inventory levels during periods of reduced demand have at times reached higher-than-necessary levels relative to the current levels of production demand. During periods of rapid growth, we must be able to acquire and develop sufficient capacity to meet customer demand, and hire and assimilate a sufficient number of qualified people. We cannot give assurances that our future sales and operating results will not be adversely affected if downturns or slowdowns in the rate of capital investment in the semiconductor industry occur in the future.

The Semiconductor Industry Is Intensely Competitive And Capital-Intensive And We May Not Be Able To Compete Effectively In Markets Where Our Competitors Have More Resources

We face substantial competition in the industry, both from potential new entrants into the market and established competitors. Some of these companies may have greater financial, marketing, technical or other resources than we do, as well as broader product lines, greater customer service capabilities, or larger and more established sales organizations and customer bases. Remaining competitive in the market depends in part upon our ability to offer new and enhanced systems and services, at competitive prices on a timely basis.

Our customers must incur substantial expenditures to install and integrate capital equipment into their semiconductor production lines. Once a manufacturer has selected another vendor's capital equipment, the manufacturer is generally reliant upon that equipment vendor for the specific production line application in question. Accordingly, we may experience difficulty in selling a product to a particular customer for a significant period of time when that customer has selected a system from a manufacturer we do not have a relationship with. In addition, sales of our systems depend in significant part upon a prospective customer's decision to increase manufacturing capacity, which typically involves a significant capital commitment. From time to time, we have experienced delays in finalizing system sales following initial system qualification. Due to these and other factors, our systems may have a lengthy sales cycle, during which we may expend substantial funds and management effort.

We Are Subject To A Working Capital Deficit, Which Means That Our Current Assets On December 31, 2004 and On March 5, 2005, Were Not Sufficient To Satisfy Our Current Liabilities And, Therefore, Our Ability To Continue Operations Is At Risk

We had a working capital deficit of $1,819,304 for the year ended December 31, 2004 and $2,279,438 for the three months ended March 31, 2005. Current assets are assets that are expected to be converted to cash within one year and, therefore, may be used to pay current liabilities as they become due. If our ongoing operations do not begin to provide sufficient profitability to offset the working capital deficit, we will have to use the proceeds from this Standby Equity Agreement, raise new capital or debt to fund the deficit or curtail future operations.

The Semiconductor Industry Is Based On Rapidly Changing Technology, Which Could Materially Adversely Affect Our Business, Financial Condition or Results of Operations.

We rely heavily on the development of new and improved products by the companies, such as Lam and Axcelis, from which we obtain systems and parts, and we seek to maintain close relationships with our customers in order to remain responsive to their product needs. In addition, we engage in development and improvement of the products we manufacture. As is typical in the semiconductor capital equipment market, we have experienced delays from time to time in the introduction of and certain technical difficulties with certain of our products and product enhancements.

Our success in acquiring or developing and then selling systems depends upon a variety of factors. These include product selection, timely and efficient completion of product design and development, timely and efficient implementation of assembly processes, product performance in the field, and effective sales and marketing. There can be no assurance that we will be successful in selecting, developing, acquiring, and marketing new products, or in enhancing our existing products. In addition, we could incur substantial unanticipated costs to ensure the functionality and reliability of our future product introductions early in their product life cycles. If new products have reliability or quality problems, reduced orders, or higher manufacturing costs, then delays in collecting accounts receivable and additional service and warranty expenses may result. Any of these events could materially adversely affect our business, financial condition or results of operations.

We Are Subject To Risks Relating To Product Concentration And Lack Of Product Revenue Diversification Which May Adversely Affect Our Business And Operating Results

We derive a substantial percentage of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of our primary products is, therefore, critical to our future success. Our business, operating results, financial condition, and cash flows could therefore be adversely affected by the following events, among others:

• a decline in demand for even a limited number of our products;

• a failure to achieve continued market acceptance of our key products;

• a more desirable version of products being offered by a competitor in the market we participate in;

• technological change that we are unable to address with our products; and/or

• our inability to rely on revenues derived from unrelated operations.

We May Experience Supply Shortages Which Would Adversely Affect Our Ability To Meet Customer Demands

We use numerous suppliers to obtain parts, components, sub-assemblies and final products. Although we make reasonable efforts to ensure that such parts are available from multiple suppliers, certain key parts may only be obtained from a single or limited source. These suppliers are in some cases thinly capitalized, independent companies that generate significant portions of their business from us and a small group of other companies in the semiconductor industry. We seek to reduce our dependence on the limited group of sources. However, disruption or termination of certain of those suppliers could occur and certain of our competitors, have experienced supply shortages in the past. Such disruptions could have an adverse effect on our operations. A prolonged inability to obtain certain parts could have a material adverse effect on our business, financial condition or results of operations, and could result in our inability to meet customer demands on time.

We Are Subject To Risks Relating To Lengthy Sales Cycles, Which May Expend Substantial Funds and Management Effort

Our customers must incur substantial expenditures to install and integrate capital equipment into their semiconductor production lines. Once a manufacturer has selected another vendor’s capital equipment, the manufacturer is generally reliant upon that equipment vendor for the specific production line application in question. Accordingly, we may experience difficulty in selling a product to a particular customer for a significant period of time when that customer has selected a system from a manufacturer with whom we do not have a relationship. In addition, sales of our systems depend in significant part upon a prospective customer’s decision to increase manufacturing capacity which typically involves a significant capital commitment. From time to time, we have experienced delays in finalizing system sales following initial system qualification. Due to these and other factors, our systems may have a lengthy sales cycle, during which we may expend substantial funds and management effort.

We Are Exposed To The Risks Of Operating A Global Business; As A Result, Our Business May Be Adversely Affected By Global Political And Economic Instability

In 2004, approximately 36% of our revenues resulted from sales outside the U.S., with an increasing percentage of sales to customers headquartered in Asia. Managing our global operations presents challenges, including periodic regional economic downturns, trade balance issues, varying business conditions and demands, political instability, variations in enforcement of intellectual property and contract rights in different jurisdictions, differences in the ability to develop relationships with suppliers and other local businesses, changes in U.S. and international laws and regulations, including U.S. export restrictions, fluctuations in interest and currency exchange rates, the ability to provide sufficient levels of technical support in different locations, cultural differences, shipping delays, and terrorist acts or acts of war, among other risks. Many of these challenges are present in China, which we believe represents a large potential market for semiconductor equipment and where we anticipate opportunity for growth. Global uncertainties with respect to: (i) economic growth rates in various countries; (ii) the sustainability of demand for electronics products; (iii) capital spending by semiconductor manufacturers; (iv) price weakness for certain semiconductor devices; and (v) political instability in regions where we have operations, such as Asia, may also affect our business, financial condition and results of operations.

We Are Exposed To Risks As A Result Of Ongoing Changes In The Semiconductor Industry Which May Adversely Affect Our Ability To Operate Successfully

Ongoing changes in the semiconductor industry, including more complex technology requirements, the growth in Asia, increasing pressure on semiconductor manufacturers to allocate resources to activities that enhance their competitive advantage, the increasing significance of consumer electronics as a driver for demand for semiconductors and the related focus on lower costs, have in-turn resulted in the increasing importance of spare parts and service as a growing percentage of semiconductor equipment suppliers’ business. These changes are also requiring semiconductor manufacturing equipment suppliers to provide increasing levels of process integration support. If we do not successfully manage the risks resulting from these changes in the semiconductor industry, our business, financial condition and results of operations could be materially and adversely affected.

We Operate In Industry With A Heavy Concentration Customer Base Are We Are Exposed To Risks Associated With Such A Highly Concentrated Customer Base Which May Impair Our Operations

The semiconductor industry has a highly concentrated customer base. There are only about 200 semiconductor devise manufacturers in the industry, and only about 15% of those manufacturers will be purchasing equipment at any given time. Orders from a relatively limited number of semiconductor manufacturers have accounted for, and likely will continue to account for, a substantial portion of our net sales, which may lead customers to demand pricing and other terms less favorable to us. If current customers delay, cancel or do not place orders, we may not be able to replace these orders with new orders. As our products are configured to customer specifications, changing, rescheduling or canceling orders may result in significant and often non-recoverable costs. The resulting fluctuations in the amount of or terms for orders could have a material adverse effect on our business, financial condition and results of operations.

In The Past Our Auditors Have Expressed Doubt About Our Ability To Continue As A Going Concern

Our independent auditors did not express doubt about our ability to continue as a going concern in the audited financials which accompany this Prospectus, based on our improved results from operations. However, our financial statements have contained going concern opinions in fiscal years ended December 31, 2003 and December 2002, and there can be no assurance that future financial statements will not contain such an opinion if our results from operations decline.

Our Ability To Raise Additional Financing Is Uncertain Which May Adversely Impact Our Business Operations

We currently anticipate that our available cash resources combined with our anticipated revenues will meet any immediate quantity/date working capital needs we have. However, we face repayment obligations of approximately $2.5 million during 2005. A shortfall in projected revenues would negatively impact any future expansion of our operations and our ability to repay our obligations. Although we have been actively searching for available capital, we do not have any current arrangements for additional outside sources of financing and we cannot provide any assurance that such financing will be available, except for the financing discussed in this Registration Statement.

Our Common Stock Is Deemed To Be “Penny Stock,” Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements

Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stock:

•	With a price of less than $5.00 per share;

•	That are not traded on a “recognized” national exchange;

•	Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

•
In issuers with net tangible assets less than $2 million (if the issuer has been in continuous operation for at least three years) or $5 million (if in continuous operation for less than three years), or with average revenues of less than $6 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

Our Common Stock May Be Affected By Limited Trading Volume And May Fluctuate Significantly, Which May Affect Our Shareholders’ Ability To Sell Shares Of Our Common Stock

Currently, only a limited trading market exists for DND common stock. Our common stock trades on the Over-the-Counter (“OTC”) Bulletin Board under the symbol “DNDT.OB.” The Over-the-Counter (“OTC”) Bulletin Board is a limited market and subject to substantial restrictions and limitations in comparison to the NASDAQ system. Any broker/dealer that makes a market in our stock or other person that buys or sells our stock could have a significant influence over its price at any given time. We cannot assure our shareholders that a market for our stock will be sustained. There is no assurance that our shares will have any greater liquidity than shares that do not trade on a public market. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to enter the market from time to time in the belief that we will have poor results in the future. We cannot predict the actions of market participants and, therefore, can offer no assurances that the market for our stock will be stable or appreciate over time. These factors may negatively impact our shareholders’ ability to sell shares of our common stock.

We Are Subject To Price Volatility Due To Our Operations Materially Fluctuating; As A Result, Any Quarter-To-Quarter Comparisons In Our Financial Statements May Not Be Meaningful

As a result of the evolving nature of the markets in which we compete, as well as the current nature of the public markets and our current financial condition, we believe that our operating results may fluctuate materially, as a result of which quarter-to-quarter comparisons of our results of operations may not be meaningful. If in some future quarter, whether as a result of such a fluctuation or otherwise, our results of operations fall below the expectations of securities analysts and investors, the trading price of our common stock would likely be materially and adversely affected. You should not rely on our results of any interim period as an indication of our future performance. Additionally, our quarterly results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors that may cause our quarterly results to fluctuate include, among others, the following:

•	our ability to retain existing clients and customers;

•	our ability to attract new customers at a steady rate;

•	our ability to maintain customer satisfaction;

•	the extent to which our products gain market acceptance;

•	the timing and size of customer purchases;

•	introductions of products and services by competitors;

•	price competition in the markets in which we compete;

•	our ability to attract, train, and retain skilled management; and

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations, and infrastructure.

We Could Fail To Attract or Retain Key Personnel And Will Be Harmed If Any Or All Of Them Leave

Our success largely depends on the efforts and abilities of key executives and consultants, including Mr. Douglas Dixon, our Chief Executive officer, and Mr. Dennis Key, our Chief Financial Officer and Chief Executive Officer of ASI, Inc. (“ASI”). The loss of the services of Mr. Dixon and Mr. Key could materially harm our business because of the cost and time necessary to replace and train a replacement. Such a loss would also divert management attention away from operational issues.

Risks Related To This Offering

Future Sales By Our Stockholders May Adversely Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 26,097,153 shares of common stock outstanding as of July 12, 2005, 4,500,675 shares are, or will be, freely tradable without restrictions.

Upon completion of this offering, and assuming all shares registered in this offering are resold in the public market, there will be an additional 21,190,478 shares of common stock outstanding. All of these shares of common stock may be immediately resold in the public market upon effectiveness of the accompanying registration statement.

Existing Shareholders Will Experience Significant Dilution From The Sale Of Shares Under The Standby Equity Distribution Agreement

The sale of shares pursuant to the Standby Equity Distribution Agreement will have a dilutive impact on our stockholders. At a recent stock price of $0.20 we would have to issue 53,418,803 shares of common stock to draw down the entire $10,000,000 available to us under the Standby Equity Distribution Agreement. We are only registering 20,000,000 shares of our common stock under the Standby Equity Distribution Agreement in the accompanying registration statement. These shares would represent approximately 43.49% of our outstanding common stock upon issuance.

The Selling Stockholders Intend To Sell Their Shares Of Common Stock In The Market, Which Sales May Cause Our Stock Price To Decline

The selling stockholders intend to sell in the public market the shares of common stock being registered in this offering. That means that up to 21,190,478 shares of common stock, the number of shares being registered in this offering, may be sold. Such sales may cause our stock price to decline.

Cornell Capital Partners Will Pay Less Than The Then-Prevailing Market Price And Will Have An Incentive To Sell Its Shares

Cornell Capital Partners will purchase shares of our common stock pursuant to the Standby Equity Distribution Agreement at a purchase price that is less than the then-prevailing market price of our common stock. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay DND 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board for the five trading days immediately following the notice date. Cornell Capital Partners will have an incentive to immediately sell any shares of DND common stock that it purchases pursuant to the Standby Equity Distribution Agreement to realize a gain on the difference between the purchase price and the then-prevailing market price of our common stock. To the extent Cornell Capital Partners sells its common stock, our common stock price may decrease due to the additional shares in the market. This could allow Cornell Capital Partners to sell greater amounts of common stock, the sales of which would further depress the stock price.

The Sale Of Material Amounts Of Common Stock Under The Accompanying Registration Statement Could Encourage Short Sales By Third Parties

The significant downward pressure on our stock price caused by the sale of a significant number of shares under the Standby Equity Distribution Agreement could cause our stock price to decline, thus allowing short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

The Issuance Of Shares Of Common Stock Under This Offering Could Result In A Change Of Control

We are registering 21,190,478 shares of common stock in this offering. These shares represent 42.38% of our authorized capital stock and would upon issuance represent 44.81% of the then issued and outstanding common stock and we anticipate all such shares will be sold in this offering. If all or a significant block of these shares are held by one or more shareholders working together, then such shareholder or shareholders would probably have enough shares to elect DND directors.

Cornell Capital Partners May Sell Shares Of Our Common Stock During An Applicable Pricing Period Under the Standby Equity Distribution Agreement Which Could Contribute To The Decline Of Our Stock Price

The sale of common stock to be acquired by Cornell Capital Partners pursuant to an advance request made by the Company under the Standby Equity Distribution Agreement during an applicable pricing period could cause downward pressure on the price of our common stock and, therefore, affect the purchase price Cornell Capital Partners pays for such shares of common stock.

FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

Information included or incorporated by reference in this Prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,”“will,”“should,”“expect,”“anticipate,”“estimate,”“believe,”“intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This Prospectus contains forward-looking statements, including statements regarding, among other things, (i) our projected sales and profitability, (ii) our growth strategies, (iii) anticipated trends in our industry, (iv) our future financing plans and (v) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis or Plan of Operations” and “Business,” as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. A description of each selling stockholder’s relationship to DND and how each selling stockholder acquired or will acquire the shares to be sold in this offering is detailed in the information following this table:

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Acquired under the Standby Equity Distribution Agreement(1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering
Cornell Capital Partners, LP	1,142,858	4.38%	20,000,000	21,142,858(2)	0%
Monitor Capital, Inc.	47,620	*	- -	47,620	0%

TOTAL	1,190,478	4.54%	20,000,000	21,190,478	0%

_________________________________________
* Equals less than 1%.

(1)
Applicable percentage of ownership is based on 26,190,153 shares of common stock outstanding as of July 12, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of July 12, 2005, for each stockholder. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of July 12, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Includes the 20,000,000 shares to be acquired by Cornell Capital Partners under the Standby Equity Distribution Agreement and the 1,142,858 shares issued as a one-time commitment fee under the Standby Equity Distribution Agreement.

Shares Acquired In Financing Transactions With Cornell Capital Partners

Cornell Capital Partners is the investor under the Standby Equity Distribution as described below. Cornell Capital Partners is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC. Mark Angelo, the Managing Member of Yorkville Advisors, makes all investment decisions on behalf of Yorkville Advisors. Cornell Capital Partners acquired all shares being registered in this offering in financing transactions with DND. These transactions are described below:

On June 17, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of our common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay DND 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board for the five trading days immediately following the notice date. In connection with the Standby Equity Distribution Agreement, Cornell Capital Partners received 1,142,858 shares of our common stock as a one-time commitment fee. Further, Cornell Capital Partners is entitled to retain a fee of 5% of each advance under the Standby Equity Distribution Agreement.

Monitor Capital, Inc.

On June 17, 2005, we entered into a Placement Agent Agreement with Monitor Capital, Inc., an unaffiliated registered broker-dealer. Pursuant to the Placement Agent Agreement, on June 17, 2005, we paid Monitor Capital, Inc. a one-time placement agent fee of $10,000 in the form of 47,620 shares of the Company’s Common Stock.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. In each instance, the purchaser had access to sufficient information regarding DNDT so as to make an informed investment decision. More specifically, we had a reasonable basis to believe that each purchaser was an “accredited investor” as defined in Regulation D of the Securities Act of 1933, as amended, and otherwise had the requisite sophistication to make an investment in our securities.

In the registration statement that accompanies this Prospectus, we intend to register the 1,142,858 shares issued to Cornell Capital Partners as a one-time commitment fee the Standby Equity Distribution Agreement, 47,620 shares of common stock issued to Monitor Capital as a one-time placement agent fee, and 20,000,000 shares under the Standby Equity Distribution Agreement.

Risks Related to Sales by Cornell Capital Partners

There are certain risks related to sales by Cornell Capital Partners, including:

•
The outstanding shares are issued based on a discount to the market price. As a result, the lower the stock price around the time Cornell Capital Partners is issued shares, the greater chance that Cornell Capital Partners gets more shares. This could result in substantial dilution to the interests of other holders of our common stock.

•
To the extent Cornell Capital Partners sells its common stock, our common stock price may decrease due to the additional shares in the market. This could allow Cornell Capital Partners to sell greater amounts of common stock, the sales of which would further depress our stock price.

•
The significant downward pressure on the price of our common stock as Cornell Capital Partners sells material amounts of common stocks could encourage short sales by third parties. This could place further downward pressure on the price of our common stock.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering. However, we will receive the proceeds from the sale of shares of common stock to Cornell Capital Partners under the Standby Equity Distribution Agreement. The purchase price of the shares purchased under the Standby Equity Distribution Agreement will be equal to 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board for the five days immediately following the notice date.

DND is registering 20,000,000 shares of common stock for issuance under the Standby Equity Distribution Agreement. At our assumed offering price of $0.18720 per share (which takes into account the 4% purchase price discount of the common stock to be received by Cornell Capital Partners), DND would receive gross proceeds of 3,931,200.

For illustrative purposes, DND has set forth below its intended use of proceeds for the range of net proceeds indicated below to be received under the Standby Equity Distribution Agreement. The table assumes estimated offering expenses of $85,000, plus a 5% retainage fee payable to Cornell Capital Partners under the Standby Equity Distribution Agreement. The figures below are estimates only, and may change due to various factors, including the timing of receipt of the proceeds

Gross Proceeds:	$1,000,000	$5,000,000	$10,000,000
Less: 5% retainage	(50,000)	(250,000)	(500,000)
Less Offering expenses	(85,000)	(85,000)	(85,000)
Net Proceeds	$865,000	$4,665,000	$9,415,000
USE OF PROCEEDS:
General Corporate and Working Capital	$865,000	$4,665,000	$9,415,000
Total	$865,000	$4,665,000	$9,415,000

DILUTION

The net tangible book value of DND as of March 31, 2005 was ($5,198,149) or ($0.221057) per share of common stock. Net tangible book value per share is determined by dividing the tangible book value of DND (total assets less total intangible less total liabilities) by the number of outstanding shares of our common stock. Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to DND, our net tangible book value will be unaffected by this offering. Our net tangible book value, however, will be impacted by the common stock to be issued under the Standby Equity Distribution Agreement. The amount of dilution will depend on the offering price and number of shares to be issued under the Standby Equity Distribution Agreement. The following example shows the dilution to new investors at an offering price of $0.192000 per share, which is 96% of a recent share price of $0.20.

If we assume that DND had issued 20,000,000 shares of common stock under the Standby Equity Distribution Agreement at an assumed offering price of $0.192000 per share (i.e., the maximum number of shares registered in this offering under the Standby Equity Distribution Agreement), less commitment fees of $192,000 and $85,000 of other offering expenses, our net tangible book value as of March 31, 2005 would have been ($1,635,149) or ($0.037577) per share. Note that at an offering price of $0.192000 per share, DND would receive gross proceeds of $3,840,000. This represents an immediate increase in net tangible book value to existing shareholders of $0.183480 per share and an immediate dilution to new shareholders of $0.229577. The following table illustrates the per share dilution:

Assumed public offering price per share		$0.192000
Net tangible book value per share before this offering	($0.221057)
Increase attributable to new investors	$0.183480
Net tangible book value per share after this offering		($0.037577)
Dilution per share to new shareholders		$0.229577

The offering price of our common stock is based on the then-existing market price. In order to give prospective investors an idea of the dilution per share they may experience, we have prepared the following table showing the dilution per share at various assumed offering prices:

ASSUMED OFFERING PRICE	NO. OF SHARES TO BE ISSUED(1)	DILUTION PER SHARE TO NEW INVESTORS
$0.192000	20,000,000	$0.2295770
$0.144000	20,000,000	$0.2025300
$0.096000	20,000,000	$0.1754930
$0.048000	20,000,000	$0.1484515

_____________________

(1) DND is registering 20,000,000 shares under the Standby Equity Distribution Agreement.

THE STANDBY EQUITY DISTRIBUTION AGREEMENT

Overview.

As described above, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, in June, 2005.

The Standby Equity Distribution Agreement.

On June 17, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of our common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay DND 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board or other principal market on which our common stock is traded for the five trading days immediately following the notice date. Cornell Capital Partners is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors. Further, Cornell Capital Partners is entitled to retain a fee of 5% of each advance under the Standby Equity Distribution Agreement.

Pursuant to the Standby Equity Distribution Agreement, we may periodically sell shares of common stock to Cornell Capital Partners to raise capital to fund our general working capital needs. The periodic sale of shares is known as an “advance”. We may not provide advance notice less than five trading days apart and each maximum drawdown of $250,000 per advance is limited to every six trading days provided that aggregate advances in any 30 days shall not exceed $1,000,000. A closing will be held five trading days after such written notice at which time we will deliver shares of common stock and Cornell Capital Partners will pay the advance amount. The maximum term of the Standby Equity Distribution Agreement is 24 months.

We may request advances under the Standby Equity Distribution Agreement once the underlying shares are registered with the United States Securities and Exchange Commission. Thereafter, we may continue to request advances until Cornell Capital Partners has advanced $10,000,000 or 24 months after the effective date of the accompanying registration statement, whichever occurs first.

The amount of each advance is limited to a maximum draw down of $250,000 every six trading days provided that aggregate advances in any 30 days shall not exceed $1,000,000. At a recent stock price of $0.20, we would have to issue 1,335,470 shares of common stock to Cornell Capital Partners to draw down the maximum advance amount of $250,000. The amount available under the Standby Equity Distribution Agreement is not dependent on the price or volume of our common stock. Our ability to request advances are conditioned upon our registering the shares of common stock with the United States Securities and Exchange Commission.

In addition, pursuant to the terms of Standby Equity Distribution Agreement, Cornell Capital Partners may not own more than 9.9% of our outstanding shares of common stock and therefore, we may not request advances if the shares to be issued in connection with such advances would result in Cornell Capital Partners owning more than 9.9% of our outstanding common stock. We do not have any agreements with Cornell Capital Partners regarding the distribution of such stock, although Cornell Capital Partners has indicated that it intends to promptly sell any stock received under the Standby Equity Distribution Agreement. In the event that Cornell Capital Partners decides to not sell the shares of our common stock that have been issued to it after they receive an advance from us in order to keep them below 9.9% beneficial ownership, the potential adverse impact on our ability to receive funds under the Standby Equity Distribution Agreement given Cornell Capital Partners’ current 4.38% ownership in DND would be that the we would not have sufficient funds to continue operations beyond December 31, 2005. The maximum dollar amount that we may require Cornell Capital Partners to purchase in a single draw, if Cornell Capital Partners decides not to sell any of its currently held securities, depends on the current price of our stock and the balance of shares to bring Cornell Capital Partners to the 9.9% ownership limitation.

Accordingly, if we are unable to draw down sufficient funds under the Standby Equity Distribution Agreement, we may be forced to curtail or cease our business operations.

We cannot predict the actual number of shares of common stock that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of shares of our common stock that will be issued using certain assumptions. Based on our recent stock price of $0.20 and that we are registering 20,000,000 shares of our common stock under the Standby Equity Distribution Agreement in the accompanying registration statement, we could draw down a maximum gross amount of $3,931,200 under the Standby Equity Distribution Agreement. These 20,000,000 shares would represent approximately 43.49% of our outstanding common stock upon issuance. We are registering 20,000,000 shares of common stock to be resold by Cornell Capital Partners pursuant to Standby Equity Distribution Agreement.

There is an inverse relationship between our stock price and the number of shares to be issued under the Standby Equity Distribution Agreement. That is, as our stock price declines, we would be required to issue a greater number of shares under the Standby Equity Distribution Agreement for a given advance. The issuance of a larger number of shares under the Standby Equity Distribution Agreement may result in a change of control. That is, if all or a significant block of such shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to assume control of DND by electing its or their own directors.

In order for us to utilize the full $10,000,000 available under the Standby Equity Distribution, it may be necessary for our shareholders to approve an increase in our authorized common stock and for us to register additional shares of common stock. This is currently the case based on our stock price of $0.20 as of July 12, 2005. DND is authorized in its Articles of Incorporation to issue up to 50,000,000 shares of common stock. As of July 12, 2005, DND had 26,097,153 shares of common stock outstanding. DND is registering 20,000,000 shares of common stock hereunder to be issued under the Standby Equity Distribution Agreement.

In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement after we have issued the 20,000,000 shares being registered in the accompanying registration statement (and assuming we have obtained shareholder approval to increase our authorized common stock), we will have to file a new registration statement to cover such additional shares which we will issue for additional draw downs under the Standby Equity Distribution Agreement.

Proceeds under the Standby Equity Distribution Agreement will be used in the manner set forth in the section of this Prospectus entitled “Use of Proceeds”. We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of advances we intend to draw.

DND is registering 20,000,000 shares of common stock under the Standby Equity Distribution Agreement pursuant to the accompanying registration statement. The costs associated with this registration, which we estimate to be approximately $85,000 (consisting primarily of professional fees), will be borne by us. There are no other significant closing conditions to draws under the Standby Equity Distribution Agreement.

PLAN OF DISTRIBUTION

The selling stockholders have advised us that the sale or distribution of our common stock owned by the selling stockholders may be effected directly to purchasers by the selling stockholders, and with the exception of Cornell Capital Partners, as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Over-the-Counter Bulletin Board or in any other market on which the price of our shares of common stock are quoted, or (ii) in transactions otherwise than on the Over-the-Counter Bulletin Board or in any other market on which the price of our shares of common stock are quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers/dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers/dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers/dealers or agents may be in excess of those customary in the types of transactions involved). The selling stockholders and any brokers/dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

Cornell Capital Partners is an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the sale of common stock under the Standby Equity Distribution Agreement. Cornell Capital Partners will pay us 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board or other principal trading market on which our common stock is traded for the five consecutive trading days immediately following the advance date. In addition, Cornell Capital Partners will retain 5% of each advance under the Standby Equity Distribution Agreement. The 4% purchase price discount, the 5% retention, and the one-time commitment fee under the Standby Equity Distribution Agreement in the form of 1,142,858 shares of our common stock, are all underwriting discounts. We engaged Monitor Capital, Inc., registered broker/dealer, to advise us in connection with the Standby Equity Distribution Agreement. For its services, Monitor Capital received $10,000, which was paid by the issuance of 47,620 shares of our common stock on June 17, 2005. Pursuant to the 2004 Placement Agent Agreement, Monitor Capital, provided services consisting of reviewing the terms of the Standby Equity Distribution Agreement and advising us with respect to those terms. The Placement Agent Agreement is coterminous with and will terminate upon the same terms as the Standby Equity Distribution Agreement.

Cornell Capital Partners was formed in February 2000 as a Delaware limited partnership. Cornell Capital Partners is a domestic hedge fund in the business of investing in and financing public companies. Cornell Capital Partners does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support our stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

In consideration of Cornell Capital Partners’ execution and delivery of the Standby Equity Distribution Agreement, DND will indemnify Cornell Capital Partners and all of its officers, directors, partners, employees and agents, from and against any and all actions, causes of actions, suits, claims, losses, costs, penalties, fees, liabilities and damages incurred by the indemnified party as a result of, or relating to: (i) any misrepresentation or breach of any representation or warranty made by DND in the Standby Equity Distribution Agreement or Registration Rights Agreement in connection therewith or any other document contemplated thereby; (ii) any breach of any covenant, agreement or obligation of DND contained in the Standby Equity Distribution Agreement or the Registration Rights Agreement executed in connection therewith or any other document contemplated thereby; (iii) any cause of action, suit or claim brought against such indemnified party and arising out of or resulting from the execution, delivery, performance or enforcement of the Standby Equity Distribution Agreement or any document in connection therewith.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers/dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all 50 states. In addition, in certain states the shares of common stock in this offering may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all of the expenses incident to the registration, offering, and sale of the shares of common stock to the public hereunder other than commissions, fees, and discounts of underwriters, brokers/dealers and agents. We have agreed to indemnify Cornell Capital Partners and its controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We estimate that the expenses of the offering to be borne by us will be approximately $85,000. These offering expenses consist of a United States Securities and Exchange Commission registration fee of $509.30, printing and engraving fees and expenses of $2,500, accounting fees and expenses of $20,000, legal fees and expenses of $50,000, and miscellaneous expenses of $11,990.70. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders. We will, however, receive proceeds from the sale of common stock under the Standby Equity Distribution Agreement.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934, as amended, will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling stockholders are distributing shares covered by this Prospectus. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the United States Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following information should be read in conjunction with the consolidated financial statements of DND and the notes thereto which accompany this filing. Statements in this Management’s Discussion and Analysis or Plan of Operation and elsewhere in this filing that are not statements of historical or current fact constitute “forward-looking statements.”

Aspect Systems, Inc., (“ASI”), a wholly owned subsidiary of DND Technologies, Inc. (“DND” or the Company), is a supplier and provider of new and used semiconductor equipment and after-market support of semiconductor manufacturing equipment which currently includes Lam AutoEtch, Rainbow, and TCP plasma etch systems, and plasma etch and strip products manufactured on the ASI MX-1 and ASI MX-10 (formerly Matrix System One and Ten), and the Arista and Arista Dual (formerly Matrix Bobcat and Cheetah) platforms. Elements of support range from a full line of spare parts and assemblies to various engineering services. ASI also offers a wide variety of sub-assembly repair services and reconditioning/refurbishing of an array of temperature control units used in the semiconductor industry.

Management’s discussion and analysis of results of operations and financial condition are based upon the Company’s financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States. These principles require management to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies and Estimates

In consultation with our Board of Directors, we have identified three accounting principles that we believe are key to an understanding of our financial statements. These important accounting policies require management’s most difficult, subjective judgments.

1. Inventory

Inventory is valued at the lower of cost or market. Cost includes raw materials, freight, labor and manufacturing overhead. Inventory with no sales or usage within the prior 12 months is considered obsolete. Inventory on hand, in excess of a 12 month supply, is considered excessive and slow-moving. We review our reserves on a quarterly basis and adjust them for the full carrying value of obsolete, excessive and slow-moving inventory.

2. License Agreements

The Company has license agreements, which are being amortized using the straight-line method over the life of the contract with Lam Research Corporation (“Lam”), 8 years, and Axcelis Technologies, Inc., (“Axcelis”), 7 years.

3. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable, and collectibility is probable. Sales are recorded net of sales discounts. The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (“SAB 101”). Our revenues are recorded under two categories:

Product sales - The Company recognizes revenue from product sales when the goods are shipped and title passes to its customers.

Service income - The Company recognizes revenue from service income when services are performed.

Results of Operations

The Three Months Ended March 31, 2005 Compared To The Three Months Ended March 31, 2004.

Revenues for the three months ended March 31, 2005 were $4,360,335 versus $3,290,775 for the corresponding 2004 period. Our revenue increase of $1,069,560, or 33%, was due to an increase in sales from customers who are purchasing additional capital equipment to meet the demands of a recovering economy. Our sales increase by segment is as follows:

	March 31, 2005	March 31, 2004	Increase/ Decrease
Systems and chillers	$2,833,501	$1,733,866	$1,099,635
Parts, assemblies and consumables	1,509,973	1,507,224	2,749
Field service and training	16,861	49,685	(32,824)
	$4,360,335	$3,290,775	$1,069,560

Cost of Revenues - Recurring Operations

Cost of revenues for the three months ended March 31, 2005 was $2,722,139 as compared to $1,930,155 for the corresponding 2004 period. This represents an increase of $791,984 or 41%. This increase is directly related to the 33% increase in total revenue for the three months ended March 31, 2005. Our cost of revenues as a percentage of revenues for the three months ended March 31, 2005 was 62% as compared to 59% for the three months ended March 31, 2004.

Cost of Revenues - Reserve for Slow Moving and Obsolete Inventory

Our cost of revenues - reserve for slow moving and obsolete inventory is the change in our analysis of the need for a slow-moving and obsolete inventory reserve. For the three month period ended March 31, 2005 the cost of revenues, for slow moving and obsolete inventory, was $128,009. Based on our analysis in the first quarter of 2005, we recorded a $128,009 increase to the reserve due to an analysis of inventory items. In the three months ended March 31, 2004, the reserve did not require an adjustment.

Research and Development

Research and development costs were $21,127 in the three months ended March 31, 2005. This represents an increase of $5,940 or 39% from the comparable period in 2004, which is primarily related to payroll and employee benefits ($2,000), and outside contractor expenses for product development work ($4,000). We normally do not incur significant research and development expenses.

Sales and Marketing

Sales and marketing costs for the three months ended March 31, 2005 were $647,454. This represents an increase of $230,922 or 55% from the comparable period in 2004, which is primarily related to the increase in the Axcelis license and royalty expense of $166,000 due to increased sales of these products, and increased commissions of approximately $58,000 which are increasing with the increase in system sales.

General and Administrative

Below are our general and administrative costs for the three month period ended March 31, 2005, as compared to the corresponding period for 2004:

	March 31, 2005	March 31, 2004	Increase/ Decrease
General and Administrative
Salaries and wages	$262,687	$191,830	$70,857
Professional fees	71,281	81,115	(9,834)
Occupancy Expense, less amount allocated to Cost of Revenue	52,925	58,773	(5,848)
Other general and administrative expenses	93,721	99,879	(6,158)
Total general and administrate expenses	$480,614	$431,597	$49,017

Salaries and wages increased $70,857 or 37% in the three months ended March 31, 2005 as compared to the three months ended March 31, 2004. This increase is primarily the result of an increase in General and Administrative headcount by four employees which increased our 2005 payroll and benefits by approximately $66,000.

Professional fees decreased in 2005 in the amount of $9,834 or 12% primarily due to a $34,000 decrease in legal expenses from litigation ultimately settled by us. This was offset by a $30,000 increase in accounting related expense due to increased reporting requirements.

Other general and administrative expenses decreased $6,158 or 6%. The decreased expenses are primarily attributable to a $10,700 decrease in our 401k plan contribution due to forfeitures in the period.

Gain on Settlement of Debt

In February 2005, we issued 100,000 shares of common stock for payment of approximately $15,000 of legal services received during the year ended December 31, 2004. The shares had an aggregate fair value of $20,500; accordingly, we recorded a $5,500 loss on settlement of debt. This loss was offset by a $23,000 gain resulting from the forgiveness of accrued interest expense after we made the final $100,000 payment on an unsecured note payable.

Net Income

Primarily as a result of the foregoing we had net income of $293,815 for the three months ended March 31, 2005, compared to $262,381 for the three months ended March 31, 2004.

Capital Resources

Below are our working capital figures for the three month period ended March 31, 2005, as compared to the corresponding period for 2004:

Working Capital	March 31, 2005	March 31, 2004	Increase/ Decrease
Current Assets	$4,748,081	$3,699,666	$1,048,415
Current Liabilities	(7,027,519)	(11,100,045)	4,072,526
Deficit Working Capital	$(2,279,438)	$(7,400,379)	$5,120,941
Long-term Debt	$(3,193,845)	$(99,347)	$(3,094,498)
Stockholders’ (Deficit)	$(1,979,044)	$(3,328,000)	$1,348,956

During the three months ended March 31, 2004, we were in default of our payment terms on the amounts owed to Lam Research Corporation. As a result, the entire debt of $5,989,709 was classified as current in the consolidated balance sheet. During June 2004, we renegotiated the payment terms of the amounts owed to Lam. In the current consolidated balance sheet, the amounts owed are classified as current, $915,060, and long term, $3,178,831. We incurred no additional long term debt from March 31, 2004 to March 31, 2005.

Operating Activities

For the three months ended March 31, 2005, cash provided by operating activities of $148,143 was primarily attributed to income from operations of $293,815, a decrease in accounts receivable of $472,035 (resulting from collections on significant shipments made in the quarter ended December 31, 2004), and a decrease in inventories of $530,575 (resulting from shipments early in the quarter ended March 31, 2005). These amounts were offset by an increase in prepaid expenses and other assets of $155,940, a decrease in accounts payable and accrued expenses of $941,254, and a decrease in deposits from customers of $349,913.

For the three months ended March 31, 2004, $734,456 cash was provided by operating activities. This was primarily due to an increase of $1,183,960 in customer deposits which was offset by an increase in accounts receivable of $482,986 and an increase in inventories of $212,636.

Investing Activities

During the three months ended March 31, 2005 and 2004, cash was used by investing activities for purchases of equipment in the amounts of $6,242 and $10,295, respectively.

We currently have no material commitments for capital expenditures.

Financing Activities

Financing activities in the three months ended March 31, 2005 used a total of $191,713 as compared to $119,289 in the three months ended March 31, 2004. In the three months ended March 31, 2005, $200,713 was used for the repayment of long-term debt as compared to $113,297 in the three months ended March 31, 2004 in which we also repaid a net of $5,992 on our line of credit. In the three months ended March 31, 2005 we received $9,000 from the issuance of common stock options.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

Our revenue increase of $7,063,390, or 81%, was due to an increase in sales from customers who are purchasing additional capital equipment to meet the demands of a recovering economy. Our sales increase by segment is as follows:

	December 31, 2004	December 31, 2003	Increase/(Decrease)

Systems and chillers	$9,682,656	$2,626,534	$7,056,122
Parts, assemblies and consumables	5,897,285	5,746,576	150,709
Field service and training	219,975	363,416	(143,441)
	$15,799,916	$8,736,526	$7,063,390

Cost of Revenues - Recurring Operations

Our cost of revenues for recurring operations increased $4,737,602 or 86%. This increase is directly related to the 81% increase in total revenue for the year ended December 31, 2004. Our cost of revenues as a percentage of revenues for the year ended December 31, 2004 was 65% as compared to 63% for the year ended December 31, 2003.

Cost of Revenues - Reserve for Slow Moving and Obsolete Inventory

Our cost of revenues - reserve for slow moving and obsolete inventory is the change in our analysis of the need for a slow-moving and obsolete inventory reserve. Based on our analysis in the second quarter of 2004, we recorded a $962,758 decrease in our reserve primarily as a result of signing an amendment to the November 2002 Lam Asset Purchase and License Agreement which provided us a credit against payables to them for inventories previously shipped to us in 2003. This amount was offset by a $192,116 increase to the reserve due to an analysis of all other inventory items. In the year ended December 31, 2003, we increased our reserve by $2,401,221 for slow moving and obsolete inventory, a large portion of which was received from Lam.

Research and Development

Research and development costs increased $38,072 or 65% in the year ended December 31, 2004. The increase is primarily related to a $11,900 increase in payroll/benefits and a $19,300 increase in outside engineering expenses. We normally do not incur significant research and development expenses.

Sales and Marketing

Sales and marketing costs increased $1,369,672 or 119% in the year ended December 31, 2004. The increase is primarily related to the increase in the Axcelis license and related royalties of $856,000 which began in December 2003, commissions also increased approximately $380,000 and are increasing with the increase in system sales, and Lam royalty expense increased $87,000 which is due to the fact that royalty payments in fiscal 2003 were made for only ten months versus twelve months in 2004.

General and Administrative

	Year Ended
	12/31/2004	12/31/2003	Increase/(Decrease)

General and Administrative
Salaries and wages	$990,840	$799,971	$190,869
Professional fees	284,396	506,748	(222,352)
Occupancy Expense, less amount allocated to Cost of Revenue	220,008	215,115	4,893
Depreciation, less amount allocated to Cost of Revenue	116,686	125,358	(8,672)
Other general and administrative expenses	375,004	345,396	29,608
Total General and Administrative	$1,986,934	$1,992,588	$(5,654)

Salaries and wages increased $190,869 or 24% in the year ended December 31, 2004 as compared to the year ended December 31, 2003. This increase is primarily the result of an increase of $103,000 from new employee salaries, an increase of $67,000 from selected managerial personnel who took pay reductions in 2003 but did not take reductions in 2004, $75,000 from general pay increases, increased overtime and vacation accrual, $41,250 from executive bonuses for 2004, and a decrease of $96,000 from employees who left the Company in 2004.

Professional fees decreased in 2004 in the amount of $222,352 or 44% primarily due to a decrease in expenses related primarily to the integration of our accounting and inventory/production control systems that was completed in 2003 ($41,000), a decrease in investor relations expense ($53,000), a decrease in legal expense from litigation ultimately settled by the Company ($ 58,000), and a decrease in accounting related expense ($41,000).

Other general and administrative expenses increased $29,608 or 9%. The increased expenses are attributable to travel costs of $30,000 incurred in 2004, primarily for our subsidiary’s new CEO to work in both our Arizona and Texas locations, the purchase of supplies and delayed maintenance of our facilities (due to our cash flow problems in 2003) amounting to $29,000, other employee benefits, primarily relocation expenses, of $23,000, and an increase in the miscellaneous category of $46,000. These increases were offset by decreases in bad debt expense ($24,000), depreciation expense ($17,000), and stock grant expense of ($55,000).

Lawsuit Settlement

In April 2004, the Company settled litigation with a former employee, which provided for the payment of $140,000 in installments of $10,000 per month beginning September 2004. (See further discussion below under “Liquidity and Capital Resources.”)

Net Income

We had net income of $1,235,022 for the year ended December 31, 2004, compared to a net loss of $2,736,258 for the year ended December 31, 2003. This $3,971,280 increase in net income is primarily the result of a $770,642 decrease (see further discussion under Cost of Revenues-Slow Moving and Obsolete Inventory) in our reserve for slow moving and obsolete inventory, compared to a $2,401,221 increase in our reserve for slow moving and obsolete inventory during 2003, plus an 81% increase in revenue and improved operating efficiencies achieved through a higher level of business activity, offset by an increase in commissions and royalties due to the increased sales for the year ended December 31, 2004.

Capital Resources

	Year Ended
Working Capital	12/31/2004	12/31/2003	Favorable/ (Unfavorable)
Current Assets	$5,899,359	$2,442,282	$3,457,077
Current Liabilities	(7,718,663)	(10,202,594)	2,483,931
Deficit Working Capital	$(1,819,304)	$(7,760,312)	$5,941,008
Long-term Debt	$(4,082,730)	$(35,962)	$(4,046,768)
Stockholders’ (Deficit)	$(2,355,359)	$(3,590,381)	$1,235,022

Statements of Cash Flows Select Information

	Year Ended
	12/31/2004	12/31/2003
Net Cash Provided (Used) By:
Operating Activities	$917,085	$(77,486)
Investing Activities	$(58,552)	$(14,647)
Financing Activities	$(699,846)	$50,054

Operating Activities

For the year ended December 31, 2004, cash provided by operating activities of $917,085 was primarily attributed to income from operations of $1,235,022, an increase in accounts payable and accrued expenses of $2,236,205, and an increase in deposits from customers in the amount of $897,919, which also relate to our increase in overall activity. These increases were partially offset by an increase in accounts receivable of $1,393,468 due to a significant increase in fourth quarter revenues, and an increase in inventories of $3,047,830. The increase in inventories relates to our increased production relating to increased sales and backlog during the year.

For the year ended December 31, 2003, $77,486 cash was used by operating activities. This was primarily due to a decrease in income from operations and an increase in accounts payable and accrued expenses of $736,670, which related directly to our cash flow problems during this period, which forced us to delay some payments. These increases were partially offset by the increase in accounts receivable of $740,680 and an increase in inventories of $460,609, which related to additional shipments received from Lam.

Investing Activities

During the years ended December 31, 2004 and 2003, cash was used by investing activities for purchases of equipment in the amounts of $58,552 and $14,647, respectively.

The Company currently has no material commitments for capital expenditures.

Financing Activities

Financing activities in the year ended December 31, 2004 used a total of $699,846 as compared to net cash provided of $50,054 in the year ended December 31, 2003. In the year ended December 31, 2004, $742,002 was used for the repayment of long-term debt as compared to $581,136 in the year ended December 31, 2003. In the years ended December 31, 2004 and 2003 we received net proceeds of $42,156 and 631,190, respectively, from issuance of long-term debt.

We have $2,973,908 (which includes $967,606 due to Lam, $788,416 of royalty payable to Axcelis, $420,400 due to related parties, $299,495 due to Merrill Lynch, $389,350 of notes payable, $90,000 due under the lawsuit settlement and $18,641 of current capital leases payable) and $4,082,730 of term-debt payments due within the next year and next two to five years, respectively. Our ability to repay this debt is contingent upon continued improvement of cash flow from operations, additional equity infusions to repay the indebtedness and upon our ability to continue the expansion of our product line and market share. Management will seek to renegotiate repayment of indebtedness due in fiscal 2005 or a portion thereof if the Company is unable to repay it in full but there is no assurance that it will be successful or if successful, that it will not remain obligated to repay at substantially higher than market rate.

Liquidity and Capital Resources

Based on our continuing increase in sales, our liquidity has improved with positive cash flows in 2004 and continuing into 2005.

To date, we have financed our business with cash from our operating activities, a bank line of credit that has been restructured into a term loan, and a loan for $200,000. This loan for $200,000 was made by Jean Charles Cartier in October 2002, with a 12-month term and at an interest rate of 12% per annum. This loan was paid in full in March 2005 and no further amounts are due.

Our subsidiary's restructured term loan with Merrill Lynch Business Financial Services, Inc. (the "New Loan") had a balance of $898,486 as of June 30, 2005, requires payments over a term of 17 months at an interest rate of 2% plus the prime rate with principal amortized over a 45-month period and a balloon payment upon the expiration of the term. The New Loan is guaranteed by both DND, Inc. and Doug Dixon, and is secured by a first lien on our total assets.

Our Asset Sale and License Agreement with Lam, dated November 8, 2002, granted us a non-exclusive license to several of Lam's patents and other intellectual property, which enables us to sell, import, repair and distribute products using this licensed intellectual property. To date, we have purchased approximately $2.2 million in product under the Agreement, and we are required to pay approximately $5.3 million over the term (of which approximately $4 million remains to be paid) as a fee for the licensed intellectual property.

On June 25, 2004, we signed an amendment to the November 2002 Asset Purchase and License Agreement with Lam, which, among other things, restructured the terms of payment for the inventory purchases made as a part of the original agreement. Under the new terms, we will pay a revised balance of $871,596 for the original inventory purchases in 30 equal monthly installment payments of $28,220, which began on August 1, 2004 and will end January 1, 2007, with an additional payment of $90,000 that was due and paid on September 30, 2004. An additional inventory transfer of $65,000 took place in August 2004, and was added to this outstanding balance for a total of $936,596.

On April 30, 2004, a former employee and the Company settled counter-claims against each other arising from the employee's prior association with the Company. We recorded, in 2004, an expense of the entire settlement payable to the employee of $140,000. Payments in the amount of $10,000 per month began September 1, 2004 and continue until October 1, 2005, without interest.

In November 2003, we entered into an agreement with Axcelis and acquired an exclusive license to all future manufacturing, sales, service, and parts support for certain dry strip semiconductor manufacturing equipment now marketed under the trade names MX-1 and MX-10 (formerly Matrix System One and System Ten). The agreement provides for the one-time payment of a license fee of $150,000 plus 18% of net revenues (from these sales) per quarter until a $2,750,000 fee has been paid and a declining royalty (from 10% down to 2%) on related sales through December 31, 2010.

On August 2, 2004, we entered into an additional agreement with Axcelis, acquiring an exclusive license to manufacture, sell and provide services and parts support for certain reactive ion etch semiconductor manufacturing equipment for wafer sizes up to 200 mm now marketed under the ASI trade name Arista and Arista Dual (formerly Matrix Bobcat and Cheetah). The agreement provides for a quarterly payment equal to 18% of net revenues from the sale of this product by the Company, beginning with the fourth quarter of 2004 and ending December 31, 2011, or until $750,000 (the license fee) has been paid, whichever occurs first, and payment of a declining royalty (from 10% down to 2%) on related sales through December 31, 2011.

Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace at which we expand our business generally, and our inventory in particular, the general state of the economy, which impacts the amount of money that may be spent for computer related purchases, and maintaining sufficient gross profit margins to service our substantial indebtedness.

DESCRIPTION OF BUSINESS

Overview

DND Technologies, Inc., a Nevada corporation (“DND”), began operations under the name “DND Technologies, Inc.” on August 2, 2002, following the merger of a wholly owned subsidiary of Zurickirch Corp., a Nevada corporation (“Zurickirch”), with Aspect Systems, Inc., an Arizona corporation then named “Aspect Semiquip International, Inc.” (“ASI”). Zurickirch was incorporated in Nevada on May 9, 1997 as “Weston Caribbean Corp”. On March 9, 2000, its name was changed to “Zurickirch Acquisitions, Inc.” and on April 17, 2000, its name was changed to Zurickirch Corp. The merger was effected through an Agreement & Plan of Reorganization, under the terms of which DND exchanged 18,000,000 shares of its common stock for all of the issued and outstanding shares of ASI. Immediately after the merger, Douglas Dixon, CEO of DND, as the sole shareholder of ASI, owned 18,000,000 shares of DND, with 4,000,000 DND shares held by others. Following the merger, ASI became a wholly owned subsidiary of DND. DND, through ASI, provides capital equipment to the semiconductor industry for use in the manufacture of microchip technology, and is a manufacturer and supplier of parts and contract services to the semiconductor industry. In March of 2001, ASI acquired Semiquip, Inc. Semiquip, based in Texas, was a supplier of reconditioned assemblies, and a provider of service programs specific to major semiconductor fabrication equipment used in the manufacture of computer chips and other semiconductor devices.

Incorporated in 1990, ASI is a global provider of specialized equipment, parts and support services to the semiconductor industry. Through licensing agreements negotiated with Lam Research Corporation (“Lam”) and Axcelis Technologies, Inc. (“Axcelis”), ASI has become the original equipment manufacturer (“OEM”) of Lam AutoEtch, Rainbow and TCP plasma etch systems, and plasma etch and strip products manufactured on the ASI MX-1 and ASI MX-10 (formerly Matrix System One and Ten), and the Arista and Arista Dual (formerly Matrix Bobcat and Cheetah) platforms. ASI also offers new and refurbished support products including a wide array of sub-assemblies, both consumable and non-consumable repair and process related parts, remanufactured temperature control units that are designed to maintain critical operating temperatures for the plasma systems. Engineering and training services are also made available to its international customer base. The most significant portion of ASI revenue, however, is derived from the marketing and sale of Rainbow and TCP plasma etch systems and the ASI MX and Arista system products. ASI has a website located at www.aspectsys.com.

Semiconductor Industry

Semiconductor chips, also known as integrated circuits, are used in personal computers, telecommunications equipment, digital consumer electronics, wireless communication products and other applications. Types of semiconductor chips include memory chips (which store and retrieve information), microprocessors (general purpose logic devices programmable to take instructions from software) and “system on chip” devices (which have both logic and memory features). Most semiconductor chips are built on wafers of silicon that may be as much as twelve inches in diameter. Each semiconductor chip is made up of millions of tiny transistors or switches to control the functions of the device. The transistors are created by forming electrically active regions beneath the silicon surface to inhibit or prohibit electrical current flow. Later, metal interconnections are formed on top of the silicon that connects the transistor components together.

Semiconductor chip manufacturers utilize many different types of process tools in the making of integrated circuits. There are over 300 process steps utilizing over 50 different types of process tools required in the making of a single device like a microprocessor. Semiconductor chip manufacturers seek efficiency improvements through increased throughput, equipment utilization and higher manufacturing yields. Capacity is added by increasing the amount of manufacturing equipment in existing fabrication facilities and by constructing new fabrication facilities. During the period from early-1999 through 2000, semiconductor manufacturers met the increased demand for chips mostly by building new fabrication facilities, and by making additional equipment purchases to expand existing fabrication facilities. The significant number of new and expanded fabrication facilities coupled with the severe downturn in demand for electronic devices from 2001 through most of 2003, had a severe adverse impact on the semiconductor industry and on suppliers to the semiconductor industry. Beginning in late-2003, demand for semiconductor chips began to increase, which led to increases in capital expenditures during 2004.

Over the past 20 years, the semiconductor industry has grown rapidly as a result of increasing demand for personal computers, the expansion of the Internet and the telecommunications industry, and the emergence of new applications in consumer electronics. More recently, growth has slowed, and there are signs that the industry may be beginning to mature. While unit demand for semiconductor devices continues to rise, the average selling prices are declining. There is increasing pressure on chipmakers to reduce manufacturing costs while increasing the value of their products at the same time. The semiconductor industry has also been cyclical in nature over its history, with periods of rapid expansion followed by periods of over capacity.

Several technological trends characterize semiconductor manufacturing. Perhaps the most prominent of these trends is increasing density. Moore’s Law, first postulated in the mid-1960s and still accurate 40 years later, states that the density of circuitry on an individual semiconductor chip doubles approximately every 18 months. Today’s advanced devices are being manufactured with line widths as small as 0.13 micron and with up to eight layers of interconnect circuitry. By increasing circuit density, manufacturers can pack more electronic components on a chip and thereby provide higher performance and value. The next generation of chips will likely see line widths as small as 90 nanometer (0.09 micron) and below, requiring even more sophisticated interconnect wiring to keep pace.

Another trend worth noting is the transition to copper wiring in place of aluminum as the primary conductive material in semiconductor devices. Copper has a lower electrical resistance value than aluminum, and this provides a number of performance advantages. Because of the superior properties of copper, a chip made with copper may need only half as many metal layers as one made with aluminum. This provides a significant reduction in manufacturing cost. In addition, copper wiring produces a significant improvement in device performance and a significant reduction in power requirements as compared to aluminum.

A similar transition is underway to low-k dielectric insulators, which are replacing traditional silicon oxide films. Low-k dielectrics are better at limiting the capacitance that occurs between metal lines in a device. This quality is important to the goal of smaller line widths and increasing component density. However, low-k materials are also less stable than silicon oxide, and this poses a host of new challenges to the semiconductor industry in pursuing its goals of increased circuit density and, at the same time, lower cost of manufacture and higher performance and value of the manufactured product.

Periodically, and historically every seven or eight years, the semiconductor industry adopts a larger silicon wafer size to achieve lower manufacturing costs. Semiconductor manufacturers can produce more chips on a larger wafer, thus reducing the overall manufacturing cost per chip. The majority of wafer fabrication facilities today are using wafers with a diameter of 200 mm (8 inches). New manufacturing equipment is required to handle 300 mm (12 inches) wafers if a facility wants to make the transition to these larger wafers. We currently supply equipment for the 100 mm to 200 mm markets but management intends to offer equipment for processing 300 mm wafers when feasible. The customer base for semiconductor manufacturing equipment is also changing. Given the magnitude of the investment needed to build a new wafer fabrication facility, which today exceeds $1 billion and can be as high as $3 billion or more for a new 300 mm fab, contract semiconductor manufacturers, or foundries, have emerged. Foundries provide out sourced manufacturing of chips for chip designers and device manufacturers who may use foundries for all or part of their chip manufacturing requirements. Foundries, which are predominantly located in Taiwan and Singapore, have become significant purchasers of semiconductor manufacturing equipment. New foundries are being built in China to compete with Taiwan and Singapore as more chip production is being outsourced. China is predicted to be one of the fastest growing regions for semiconductor manufacturing. The high cost of building a new fab has prompted many companies to seek refurbished equipment, which we include in our product offerings, rather than always purchasing new (and significantly more expensive) equipment.

Chip Industry

Most chips are built on a silicon wafer base and include a variety of circuit components, such as transistors and other devices, that are connected by multiple layers of wiring (interconnects). As the density of the circuit components is increased to enable greater computing power in the same or smaller area, the complexity of building the chip also increases, necessitating the formation of smaller structures and more intricate wiring schemes. To build a chip, the transistors, capacitors and other circuit components are first created on the surface of the wafer by performing a series of processes to deposit and remove selected film layers. Similar processes are then used to build the layers of wiring structures on the wafer. A typical, simplified process sequence for building the wiring portion of copper-based chips involves initially depositing a dielectric film layer onto the base layer of circuit components using a chemical vapor deposition (“CVD”) system. An etch system is then used to create openings and patterns in the dielectric layer. This etch process defines linewidths and other microscopic features on integrated circuits, with plasma etching utilizing ions and neutral species that react with exposed portions of the wafer surface to remove dielectric, metal or polysilicon material and produce the finely delineated features and patterns of an integrated circuit.

These etch processes are repeated numerous times during the wafer fabrication cycle and are required to manufacture every type of semiconductor device produced today. We sell and service a variety of plasma products that are used to accomplish the goals of these processes.

Residue is then removed through a process called “dry strip” or “ashing.” We sell and service certain machines that perform the dry strip process. To form the metal wiring, openings and patterns etched in the dielectric layer are subsequently filled with conducting material using physical vapor deposition (“PVD”) and/or electroplating technologies. A chemical mechanical polishing (“CMP”) step then polishes the wafer to maintain a flat surface for future processing. Additional deposition, etch and CMP steps are then performed to build up the layers of wiring needed to complete the interconnection of the circuit elements to form the chip. Advanced chip designs require about 500 steps involving these and other processes to complete the manufacturing of the wafer.

Our Operating Subsidiary

Organized in 1990, our operating subsidiary, ASI, manufactures, assembles, markets and services semiconductor wafer fabrication equipment for the worldwide semiconductor industry. Customers for ASI’s products include semiconductor integrated circuit (or chip) factories or foundries, which either use the chips they manufacture in their own products or sell them to other companies for use in advanced electronic components.

In 2002, ASI began manufacturing a proprietary product known as the “Nitrogen Clean System” (“NCS”), which provides superior cleaning of wafer fabrication equipment as compared to existing high efficiency particulate arresting (“HEPA”) filtration devices. One of our customers, Texas Instruments, field-tested our NCS against competing models and elected to purchase our NCS. The superior cleaning ability of the NCS reduces contamination of wafers and increases the yield obtained from each wafer. This equipment provides in situ continuous cleaning of the reaction chamber that reduces particulates thereby greatly extending the uptime between required equipment cleaning cycles. The NCS is adaptable to work with etch or chemical vapor deposition equipment producing any wafer size. We sold and installed our first NCS in 2002, and, as of March 31, 2005, we had approximately 14 installed units, 11 of these were sold to Texas Instruments and three were sold to ST Microelectronics. We believe that the NCS provides further diversification of our business, providing a proprietary product to the semiconductor market.

Our Market Niche and Growth Strategy

ASI provides new and used equipment, parts and engineering services to the semiconductor industry. The semiconductor industry itself has historically been highly cyclical and capital intensive. Many semiconductor manufacturers are now choosing to meet increased production demands by upgrading, refurbishing or reconfiguring their existing equipment, or by purchasing rebuilt and reconfigured current generation products rather than buying new state-of-the-art equipment, which is substantially more costly, and oftentimes unnecessary to the attainment of their immediate goals. As the cost of new equipment continues to rise, management believes demand is increasing for our products and services.

In November, 2002, through a licensing agreement with Lam, ASI was granted OEM rights to manufacture and support the Lam AutoEtch and TCP plasma etch products, adding this new capability to the AutoEtch refurbishing and after market support business upon which ASI had been founded. On June 25, 2004, the Company signed an amendment to the November 2002 Asset Purchase and License Agreement with Lam Research, which, among other things, restructured the terms of the payment for the inventory purchases made as a part of the original agreement.

In December, 2003, through a similar and exclusive licensing agreement with Axcelis Technologies, Inc., ASI gained OEM rights to manufacture and support plasma etch and strip products manufactured on the ASI MX-1 and ASI MX-10 (formerly Matrix System One and Ten) platforms. ASI is now accepting orders for both new and refurbished ASI MX-1 and ASI MX-10 products manufactured to original manufacturer specifications. On August 2, 2004, the Company entered into an additional agreement with Axcelis Technologies, Inc., acquiring an exclusive license to manufacture, sell and provide services and parts support for the Arista and Arista Dual (formerly Matrix Bobcat and Cheetah) platforms.

We intend to continue the expansion of our market share through aggressive promotion of our products and services, and by entering into contracts with other OEMs to acquire manufacturing rights to their legacy products.

Recent Product Line Acquisitions and Product Development

Our Asset Sale and License Agreement with Lam dated November 8, 2002 (the “Lam Agreement”), granted us a non-exclusive license to several of Lam’s patents and other intellectual property, which enables us to sell, import, repair and distribute products using this licensed intellectual property. In June, 2004, we signed an amendment to the Lam Agreement that restructured certain payment terms. As of March 31, 2005, we have purchased equipment for approximately $2.1 million under the Lam Agreement, and we are required to pay approximately $5.3 million (approximately $1.3 million has already been paid) as a royalty for the licensed intellectual property. Management expects our relationship with Lam to continue for the foreseeable future.

We entered the dry strip product market through our License Agreement with Axcelis in December 2003. This Agreement granted us an exclusive license to use certain technology to manufacture, use, sell, maintain and service Matrix System One and System Ten dry strip semiconductor manufacturing equipment. The agreement provided for a one-time payment of $150,000 plus a quarterly payment equal to 18% of net revenues from the sale of these products by the Company until $2,750,000 (the license fee) has been paid and then payment of a declining royalty (from 10% down to 2%) on related sales over a period of time that ends December 31, 2010.

On August 2, 2004, the Company entered into an additional agreement with Axcelis, acquiring an exclusive license to manufacture, sell and provide services and parts support for certain reactive ion etch semiconductor manufacturing equipment for wafer sizes up to 200mm formerly marketed by Matrix Integrated Systems, Inc. and under the trade names of “Bobcat” and “Cheetah”. The agreement provides for a quarterly payment equal to 18% of net revenues from the sale of this product by the Company, beginning with the fourth quarter of 2004 and ending December 31, 2011, or until $750,000 (the license fee) has been paid, whichever occurs first, and payment of a declining royalty (from 10% down to 2%) on related sales over a period of time that ends December 31, 2011.

As part of the chip creation process, a light sensitive, polymer-based liquid, called photoresist, is spread in a uniformly thin film on the wafer in a pattern creating a “stencil” effect. Photostabilization uses ultraviolet light to harden, or cure, the photoresist so that it is more effective in maintaining the desired pattern during the subsequent implant processes and etch steps (in which the top layer of the surface of the wafer not covered by photoresist is removed). After these steps, the photoresist is no longer necessary and must be removed. The primary means of removing photoresist and residue is a process called dry strip or ashing. Our dry strip machines, also called ashers, use microwave and rf energy to turn process gases into plasma, which then acts to clean the surface of the wafer by removing the photoresist and unwanted residue. Our licensed dry strip products provide a cost effective alternative to purchasing the latest generation equipment to perform this step in the chip creation process.

Research and Development Activities

Our research and development expenditures were $96,298 during the 2004 fiscal year, and $58,226 during the 2003 fiscal year. These expenditures were targeted at continued development of our NCS application, and enhancements to our existing products.

The market for semiconductor capital equipment is characterized by rapid technological change and product innovation. In the near term, our ability to maintain competitive advantage depends in part on our ability to maintain our existing relationships with companies like Lam and Axcelis. Our outsourcing contracts with Lam and Axcelis allow us to obtain the benefits of newer technologies without having to invest substantial portions of our revenue into research and development activities.

Patents and Trademarks

We intend to evaluate any technology we develop on a case-by-case basis and pursue legal protection for our technology through patent and trade secret protection where we believe the benefits of such protection outweigh the associated costs. Equipment produced through our outsourcing contracts with Lam and Axcelis is covered by the OEM patent protection afforded us via the license agreements. Our registered United States patents, which are owned by our subsidiary, ASI, jointly with Air Products and Chemicals, Inc., are: “Partial clean fluorine thermal cleaning process,” Pat. No. 5,868,852 granted on February 9, 1999 with a term ending in February of 2017, and “Diluted nitrogen trifluoride thermal cleaning process”, Pat. No. 5,714,011 granted on February 3, 1998 with a term ending in February of 2015. Our management believes that certain aspects of our proprietary technologies are not marketable at this time because we have not used them in the last three years. subsidiary, ASI, owns the following registered trademark: “ASI Aspect Systems, Inc.” We believe that this trademark is known and recognized within our market and is valuable to our business. We intend to vigorously enforce all violations of our trademark as we believe the goodwill associated with it is important to the development of our business.

Manufacturing

Our manufacturing operation is capable of, and routinely builds, new systems, or rebuilds/reconfigures complete plasma systems, for the markets that we serve. Most of the assembly and testing of our products is conducted in cleanroom environments. Prior to shipping a completed system, customer representatives may perform acceptance tests at our facility. After passing these acceptance tests, the system is vacuum-bagged in a cleanroom environment and prepared for shipment.

Certain of the components and sub-assemblies included in our products are obtained from a single supplier or a limited group of suppliers. We believe that alternative sources could be obtained and qualified to supply these products. Nevertheless, a prolonged inability to obtain certain components could have an adverse short-term effect on our operating results and could unfavorably impact our customer relationships.

Distribution Methods

We sell new and refurbished equipment and aftermarket support, which includes spare parts sales and technical contract services. In fiscal year 2004, spare parts and technical services accounted for approximately 38% of our total sales. Our revenues in 2004 were derived from sales in both the US and overseas, with overseas sales accounting for approximately 36% of total revenues. In the U.S., we market and sell our products and services directly over the phone, by mail and fax, through in-person sales calls to potential customers, and at trade shows. The number of potential customers is limited, as we only sell to manufacturers of computer chips, and thus we have the resources to handle marketing internally. Our overseas marketing is conducted through marketing representatives in Europe and Asia that stock spare parts, employ technicians, and call on computer chip manufacturers in their area.

Sales of equipment are handled similarly, but are supplemented by independent sales representatives in the U.S. who visit potential customers to market out products, along with other manufacturers’ non-competing product lines.

Marketing, Sales and Service

Our marketing and sales efforts are focused on building long-term relationships with our customers. These efforts are supported by a team of product marketing professionals, direct sales personnel as well as equipment and process engineers that work closely with individual customers to develop solutions to their processing needs. After-sales support is an essential element of our marketing and sales programs. We maintain ongoing support relationships with our customers and have a network of field service personnel in place throughout the United States. We believe that comprehensive support programs and close working relationships with customers are essential to maintaining our competitiveness in the marketplace.

Suppliers and Customers

Our major supplier in 2004 was Lam, which accounted for approximately 25% of our inventory purchases last year. Management anticipates that we will purchase significant quantities of inventory from Lam in 2005. We have no other significant suppliers, and are able to change all suppliers other than Lam easily and without material negative effects to our business. Our customers include many of the world’s leading semiconductor manufacturers, including Intel, Texas Instruments, ST Micro, Motorola, National Semiconductor, and On-Semi. In 2004, no customer accounted for 10% or more of our total revenue. In 2003, revenue from Texas Instruments and National Semiconductor accounted for approximately 17% and 12%, respectively, of total revenue. Although we do not have formal contracts with our customers, all our parts and systems sales are covered by customer purchase orders. A material reduction in orders from several of our larger customers, due to market or business conditions in the semiconductor industry, could adversely affect our results of operations and projected financial conditions. Our business depends upon the capital expenditures of semiconductor manufacturers, which in-turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. During 2001 and 2002, the semiconductor industry experienced a marked decline in demand, but the industry began to increase capital expenditures in 2003 and 2004 as the economy began to improve, although capital expenditures remained lower than levels in the 1990s.

Acquisition Strategy

An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, or enhance our technological capabilities. As a result, we may make acquisitions of complementary companies, products or technologies, or we may reduce or dispose of certain product lines or technologies if these no longer fit our long-term strategies.

Competition

The global semiconductor equipment industry is highly competitive and is characterized by increasingly rapid technological advancements and demanding worldwide service requirements. The Company’s ability to compete depends on its ability to commercialize its technology and continually improve its products, processes and services, as well as its ability to market new products that meet constantly evolving customer requirements. Significant competitive factors for succeeding in the semiconductor manufacturing equipment market include the equipment’s technical capability, productivity and cost-effectiveness, overall reliability, ease of use and maintenance, contamination and defect control, and the level of technical service and support provided by the vendor. The importance of each of these factors varies depending on the specific customer’s needs and criteria, including considerations such as the customer’s process application, product requirements, timing of the purchase and particular circumstances of the purchasing decision. The pace of technological change is rapid, with customers continually moving to smaller critical dimensions, larger wafer sizes, and adopting new materials for use in semiconductor manufacturing.

When funds are restricted, many customers will choose to repair existing equipment or to acquire refurbished tool sets, rather than purchasing the latest generation equipment. Sometimes, existing technology can be adapted to the new requirements; however, these requirements sometimes create the need for an entirely new technical approach. The rapid pace of technological change continually creates opportunities for existing competitors and start-ups, and can quickly diminish the value of existing technologies.

Although competition exists for each of the Company’s products, and competitors range from small companies that compete with a single product to companies with a large and diverse line of semiconductor processing products, our management believes that competition from these companies is minimal. For example, two of our competitors are Lam Research Corp. and Axcelis Technologies, Inc., both multi-national companies with significantly greater financial resources, but Lam and Axcelis historically have not been strong competitors with us because of their focus primarily on other markets. Competitors in a given technology tend to have different degrees of market presence in the various regional markets. Management believes that the Company is a strong competitor and that its competitive position is based on the ability of its products and services to continue to address customer requirements on a cost effective basis and provide services in a timely manner.

Government and Environmental Regulations

Other than minimal environmental regulation, we are not subject to governmental regulation of our business. We are currently not aware of any pending notices of violation, fines, lawsuits or investigations arising from environmental matters that would have any material effect on our business. As we do no manufacturing, only assembly, of our products, we are subject to a minimal number of governmental regulations related to the management of hazardous materials, including disposal of certain fluids and gases as part of the assembly process. We believe that we are in compliance with these regulations and that we have obtained all necessary environmental permits to conduct our business. We Currently have arrangements with local and state authorities that permit us to dispose of these fluids and gases at minimal cost. Nevertheless, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production, and cessation of our operations or reduction in our customers’ acceptance of our products. These regulations could require us to alter our current operations, to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Our failure to control the use, sale, transport or disposal of hazardous substances could subject us to future liabilities.

Employees

DND currently has two employees, our CEO and CFO. ASI had approximately 50 full-time employees as of December 31, 2004.

MANAGEMENT

The following table sets forth the names and positions of our executive officers and directors. Our directors are elected at our annual meeting of stockholders and serve for one year or until successors are elected and qualify. Our Board of Directors appoints our officers, and their terms of office are at the discretion of the Board of Directors, except to the extent governed by an employment contract.

As of July 12, 2005, our directors and executive officers, their age, positions, the dates of their initial election or appointment as directors or executive officers, and the expiration of their terms are as follows:

Name	Age	Position	Tenure
Douglas N. Dixon	62	CEO, President, and Chairman	Since August 2002.
G. Dennis Key*	62	CFO, Secretary and Director	Since August 2003.
Lowell W. Giffhorn*	58	Director, Chair of Audit Committee	Since August 2002.
Ronny Baker	59	Controller	Since August 2002.
________________

*	Directors currently serving as members of the Company’s Audit Committee.

Douglas N. Dixon has been the CEO, President and Chairman of DND since the Company’s formation, and was a co-founder of ASI. Mr. Dixon’s experience in the semiconductor capital equipment industry goes back to 1966 when he started with Fairchild Semiconductor. Later, Mr. Dixon was employee number 25 at Applied Materials (today AMAT is the largest supplier of “chip-gear” in the world) and went on to be a co-founder of Gemini Research, a chip-gear firm that was acquired by Lam Research in 1988. Mr. Dixon stayed on with Lam for two years in sales management before leaving in 1990 to co-found ASI. Mr. Dixon is a US Navy Veteran having served with a flight squadron on the aircraft carrier USS Hancock while stationed near Asia in the 1960s.

G. Dennis Key is the CFO of DND, and the President, CFO and CEO of ASI. Prior to January 1, 2004, Mr. Key served as the President of the Texas Division of and then since July of 2003, as President of ASI. He served as the Vice President, Worldwide Sales and Field Operations for Lam Research, Inc. from 1992 to 1996. Mr. Key was also previously employed as Vice-President, Sales and Marketing of Varian Corporation 1997 to 1998, and in a consulting role as Vice President, Business Development for GlobiTech, Inc. from 2000-2002. Mr. Key began serving as a director of DND in August 2003, began serving as Secretary of DND in January 2004 and began serving as DND’s CFO in November 2003.

Lowell Giffhorn has served as CFO for Patriot Scientific (“PTSC”), a publicly traded company, since 1996. In August 1999, Lowell was appointed to PTSC’s Board of Directors. PTSC is based in San Diego and owns and develops intellectual property associated with embedded technology. Prior to joining PTSC, Mr. Giffhorn was CFO of Sym-Tek Systems, Inc., and Vice President of Finance for its successor Sym-Tek Inc., a supplier of capital equipment to the semiconductor industry. Mr. Giffhorn has more than 25 years of experience in strategic corporate finance. Mr. Giffhorn obtained a MBA degree from National University in 1975 and he obtained a B.S. in Accountancy from the University of Illinois in 1969. Mr. Giffhorn chairs the DND Audit Committee, and has served as a Director of DND since October of 2002.

Ronny Baker has served as Controller of ASI since October of 2001, and as Controller of DND since September, 2002. Prior to October 2001, Mr. Baker held accounting positions with ASI and Semiquip, Inc. beginning in October 2000. From June 1999 to June 2001, Mr. Baker was Controller of Dallas Hospitality Co. which managed a conference center and cafeteria in an office tower in Dallas. From 1978 to 1998, and from 1972 to 1978, Mr. Baker held various accounting positions with Southland Corp and Monsanto Chemical, respectively. Mr. Baker also served in the U.S. Air Force from 1968 to 1972.

There is no family relationship between any of our executive officers and Directors. Our Directors serve one-year terms until their successors are elected. Our executive officers are approved by our Board of Directors, and serve one-year terms until their successors are elected.

Committees of the Board of Directors

Our Board of Directors has standing Audit and Compensation Committees.

Audit Committee. The Audit Committee is responsible for assisting the Board of Directors in monitoring and oversight of the integrity of the Company’s financial statements and its systems of internal accounting and financial controls, and the independence and performance of the Company’s independent auditors. The Audit Committee, which met three times during 2004, was composed of one employee director and two other directors, both of whom were determined by the Board of Directors to be independent directors. During 2004, the Audit Committee consisted of Mr. Giffhorn, as Chairman, Mr. Recsetar, and Mr. Key.

The Board of Directors has determined that Mr. Giffhorn is an “audit committee financial expert” as defined in Item 401 of Regulation S-B promulgated by the Securities and Exchange Commission. The Board’s conclusions regarding the qualifications of Mr. Giffhorn as an audit committee financial expert were based on his service as a Chief Financial Officer of a public company and his degrees in accounting and business administration.

Compensation Committee. The Compensation Committee establishes the compensation philosophy for DND and has all the authority of the Board of Directors to act or exercise corporate powers with respect to the compensation of the executive officers and the administration of DND’s equity compensation plans. The Compensation Committee met once during 2004. The Compensation Committee was composed of Mr. Recsetar, as Chairman, and Mr. Giffhorn.

Code of Ethics

In August 2002, DND’s board of directors adopted a written Code of Ethics designed to deter wrongdoing and promote honest and ethical conduct, full, fair and accurate disclosure, compliance with laws, prompt internal reporting and accountability to adherence to the Code of Ethics. This policy applies to the members of our Board of Directors and all employees, including (but not limited to) our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The Code of Ethics has been filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Form 10-KSB for the year ended December 31, 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who own more than 10% of the Company's Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and changes in ownership of the Company’s Common Stock. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company’s knowledge, based solely on its review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, the Company believes that during its fiscal year ended December 31, 2004, all Reporting Persons complied with all applicable filing requirements except as follows: each of the following Reporting Persons failed to timely file one or more Forms, as indicated: Douglas Dixon (one Form 5), and Ronny Baker (one Form 4). Mr. Dixon and Mr. Baker's delinquent forms have now been filed.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation earned by the Company’s Chief Executive Officer and each of the Company’s other most highly compensated executive officers (collectively “Named Officers”), for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2002, 2003 and 2004. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation

Douglas N. Dixon	2002	104,567	0	0	0	0	8,763(2)
CEO (1)	2003	120,000	0	0	375,000	0	11,501(3)
	2004	150,000	24,068	0	0	0	14,165(6)

G. Dennis Key	2003	141,000	0	0	1,050,000	0	10,224(4)
(CFO; CEO and	2004	150,000	37,500	0	0	0	14,165(7)
CFO of ASI)

Scott Magoon	2002	105,692	0	0	0	0	6,293(5)
(former director of ASI)

(1) Effective January 1, 2004, Mr. Dixon resigned as CEO of ASI, the Company’s subsidiary. He remains CEO of the Company.

(2) Represents $2,163 for insurance premiums and $6,600 for automobile allowance.

(3) Represents $4,901 for insurance premiums and $6,600 for automobile allowance.

(4) Represents $4,224 for insurance premiums and $6,000 for automobile allowance.

(5) Represents $6,293 for automobile allowance.

(6) Represents $7,565 for insurance premiums and $6,600 for automobile allowance.

(7) Represents $7,565 for insurance premiums and $6,600 for automobile allowance.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to options and warrants exercised by the Named Officers during the fiscal year ended December 31, 2004. In addition, the table sets forth the number of shares covered by unexercised stock options and warrants held by the Named Officers as of December 31, 2004, and the value of “in-the-money” stock options, which represents the positive spread between the exercise price of a stock option or warrant and the market price of the shares subject to such option or warrant as of December 31, 2004.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Douglas N. Dixon	0	--	132,703	242,297	$ 16,524	$ 29,076

G. Dennis Key	0	--	1,050,000	--	$ 126,000

__________________

(1)	Value is based on average bid price as reflected on the OTCBB on December 31, 2004, which may not represent actual transactions, less the exercise price.

Employment Agreements and Termination of Employment

DND has not entered into any employment agreements with its management, other than an employment agreement with its CEO, Douglas Dixon, dated June 1, 2001, and an employment agreement with its CFO, G. Dennis Key, dated July 1, 2003. The agreement with Mr. Dixon is terminable by either Mr. Dixon or the Company at the anniversary date of the agreement each year upon 60 days’ prior written notice. Under the agreement, Mr. Dixon receives an annual base salary of $150,000, and receives certain benefits and bonuses as described in the agreement. The agreement with Mr. Key provides for Mr. Key’s employment as President and CEO of ASI, and also provides for Mr. Key’s appointment to the Board of Directors of both the Company and ASI. This agreement is terminable by Mr. Key with cause only upon 30 days written notice, and by the Company with cause only upon 14 days written notice. Under the agreement, Mr. Key receives an annual base salary equal to that paid to Mr. Dixon (or $150,000 if Mr. Dixon’s agreement terminates), and receives certain benefits and bonuses as described in the agreement.

Mr. Dixon has a separation agreement, under which Mr. Dixon is to receive a continued salary at the amount Mr. Key is paid, a car allowance, health insurance, life insurance and disability insurance through December 31, 2005. Pursuant to a separate agreement, Mr. Key has an option to acquire 4,933,333 out of the DND shares owed by Mr. Dixon. The exercise price of such options is $1.00 per share.

Director Compensation

Members of the Board of Directors do not generally receive any cash compensation for their service as such but the Company awarded stock options to directors for their service during the 2003 fiscal year and Mr. Giffhorn received $1,000 during 2003 as compensation for servicing as a Director. All expenses incurred by directors for meeting attendance or out-of-pocket expenses connected directly with their Board representation are reimbursed by DND.

Director liability insurance may be provided to all members of the Board of Directors. DND has not yet obtained such insurance and is currently checking into specifics as to cost and coverage. A specific time frame to obtain the insurance has not been set. No differentiation is made in the compensation of “outside directors” and those employees of DND serving in such capacity.

DESCRIPTION OF PROPERTY

DND, through its subsidiary ASI, currently leases its principal Arizona facility, located at 375 East Elliot Road, Chandler, Arizona 85225. This facility consists of 23,264 square feet of office and warehouse space on a lease from Teachers Insurance and Annuity Corporation that runs through November 30, 2007. ASI also leases a smaller facility in Richardson, Texas located at 650 International Parkway, Suite 180. The facility consists of 19,855 square feet on a lease from TMT Richardson Business Center, Inc. that runs through November 30, 2008. Total rental payments for both facilities for the year ended December 31, 2004 were approximately $397,000. The Company is not affiliated with any of its lessors.

The Company’s management believes that all facilities occupied by the Company are adequate for present requirements, and that the Company’s current equipment is in good condition and is suitable for the operations involved.

LEGAL PROCEEDINGS

We are not a party to any other pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

PRINCIPAL STOCKHOLDERS

Voting Securities And Principal Holders Thereof

The following table sets forth, as of July 12, 2005, information with respect to the beneficial ownership of our common stock by (i) persons known by us to beneficially own more than 5% of the outstanding shares, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group.

Officers, Director and Beneficial Owner, As of July 12, 2005

	Common Stock Beneficially Owned (2)
Name and Address(1)	Number	Percent
Douglas Dixon	14,495,315	55.54%
G. Dennis Key	2,150,000(3)	8.23%
Lowell Giffhorn	250,000(4)	0.96%
Ronny Baker	62,083(5)	0.23%
ALL OFFICERS AND DIRECTORS AS A GROUP (2 PERSONS)	16,957,398	64.98%
Scott Magoon 5709 Charleston Dr. Frisco, TX 75035	2,165,000(6)	8.29%

*	Less than one percent of the outstanding Common Stock.

(1)	Except as otherwise noted, the address for each of these individuals is c/o DND, Inc., 375 E. Elliot Road, Bldg. 6, Chandler, Arizona 85225.

(2)
Percentage ownership is based on 26,097,153 shares of Common Stock outstanding on July 12, 2005. Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after July 12, 2005 are deemed outstanding for computing the percentage ownership of the person or group holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or group.

(3)
Includes options to purchase 1,050,000 shares granted to him under the 2003 Option Plan. In addition to the options under the 2003 Option Plan, Mr. Key has an immediately exercisable option to acquire 4,933,333 shares out of the DND shares owed by Mr. Dixon. The exercise price of such options is $1.00 per share.

(4)	Includes 100,000 options that are within 60 days after July 12, 2005.

(5)	Includes 52,083options that are within 60 days after July 12, 2005.

(6)	Out of these, 1,765,000 were issued to Mr. Magoon, and 400,000 were issued to the Scott Magoon Escrow Account.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 31, 1997 and March 6, 1998, DND borrowed a total of $120,000 from Douglas Dixon through two promissory notes. These notes are unsecured and were due on December 31, 1998. The notes have not been repaid and are accruing interest at 7%, compounded daily, with accrued interest totaling approximately $50,505 at July 12, 2005. The notes are payable on demand, and, while it is unlikely that Mr. Dixon will require payment in the foreseeable future, if he were to do so, the Company may have difficulty repaying the notes immediately.

MARKET PRICE AND DIVIDENDS
ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Our common stock is currently traded on the NASDAQ Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “DNDT.OB.” There is limited trading activity in our securities, and there can be no assurance a regular trading market for our common stock will be sustained. We began trading on the OTCBB on December 15, 2001. There was no trading activity in our stock from December 15, 2001 until May of 2002. The following table sets forth, for the periods indicated, the bid price range of our common stock.

2003	High	Low
January 2, 2003 - March 28, 2003	$0.51	$0.05
April 1, 2003 - June 30, 2003	$0.08	$0.02
July 1, 2003 - September 30, 2003	$0.11	$0.05
October 1, 2003 - December 31, 2003	$0.08	$0.05
2004	High	Low
January 2, 2004 - March 31, 2004	$0.20	$0.05
April 1, 2004 - June 30, 2004	$0.20	$0.07
July 1, 2004 - September 30, 2004	$0.30	$0.12
October 1, 2004 - December 31, 2004	$0.28	$0.13
2005	High	Low
Jan 2, 2005 - March 31, 2005	$0.31	$0.15
April 1, 2005 - June 30, 2005	$0.33	$0.21

The above prices were obtained from Nasdaq, Inc. The quotations represent inter-dealer quotations,

Such market quotations reflect the high and low bid prices as reported by the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. There is an absence of an established trading marking for the Company’s common stock, as the market is limited, sporadic and highly volatile, which may affect the prices listed above.

Number of Shareholders

As of July 12, 2005, there were approximately 43 holders of record of our common stock and 26,097,153 shares of common stock outstanding.

Dividend Policy

To date, the Company has paid no cash dividends on its common stock, and does not expect to pay cash dividends in the next term or foreseeable future. The Company intends to retain future earnings to provide funds for operation and growth of its business.

Disclosure of Equity Compensation Plans

The Company maintains the 2003 Stock Option Plan (the “Option Plan”), pursuant to which it may grant equity awards to eligible persons. The Option Plan allows the Board of Directors to grant options to purchase up to 5,000,000 shares of common stock to employees, officers, directors, consultants and advisors of the Company. As of December 31, 2004, options to purchase 4,999,226 shares had been granted under the Option Plan, and 540,000 of these granted options were cancelled or expired during 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by shareholders	4,545,725	$0.06	454,275

Equity compensation plans not approved by shareholders	N/A	N/A	N/A

Total	4,545,725	$0.06	454,275

Recent Sales of Unregistered Securities

On June 17, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of our common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay DND 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board for the five trading days immediately following the notice date. Cornell Capital Partners is entitled to retain a fee of 5% of each advance under the Standby Equity Distribution Agreement. In connection with the Standby Equity Distribution Agreement, on June, 17, 2005 we issued 1,142,858 shares of our common stock as a one-time commitment fee to Cornell Capital Partners.

On June 17, 2005, we entered into a Placement Agent Agreement with Monitor Capital, Inc., an unaffiliated registered broker-dealer. Pursuant to the Placement Agent Agreement, on June 17, 2005, we paid Monitor Capital, Inc. a one-time placement agent fee of $10,000 in the form of 47,620 shares of the Company’s Common Stock.

On May 18, 2005, 1,100,000 shares of common stock were issued to Dennis Key as compensation.

In February 2005, 100,000 shares of common stock were issued to David Maddux as payment for legal services received during the 2004 fiscal year, valued at $15,000, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. In February 2005, 265,000 share of common stock were issued to Gordon Whitlock for payment of approximately $53,000 of sales commissions earned during the year ended December 31, 2004.

There were no sales of unregistered securities for the period ended December 31, 2004.

In January 2003, DND issued 1,000,000 common shares to a vendor in exchange for forgiveness of $160,000 of accounts payable in reliance on the Section 4(2) exemption from registration for non-public offerings. DND was initially obligated to register these shares within 120 days of issuance, although this vendor, in August of 2003, agreed to payment of $15,000 in lieu of registration.

DESCRIPTION OF SECURITIES

General

Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $0.01 par value per share. As of July 12, 2005, there were 26,097,153 outstanding shares of common stock. Set forth below is a description of certain provisions relating to our capital stock. For additional information, regarding our stock please refer to our Articles of Incorporation and Bylaws.

Common Stock

Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holder of 50% or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary of involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board of Directors out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in its business. The payment of dividends on the common stock are, therefore, unlikely in the foreseeable future.

Preferred Stock

DND is authorized to issue 10,000,000 shares of preferred stock, par value $0.001. To date, we have not issued any preferred stock.

Limitation Of Liability: Indemnification

Our Bylaws include an indemnification provision under which we have agreed to indemnify directors and officers of DND to fullest extent possible from and against any and all claims of any type arising from or related to future acts or omissions as a director or officer of DND.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of DND pursuant to the foregoing, or otherwise, DND has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Anti-Takeover Effects Of Provisions Of The Articles Of Incorporation

Authorized and unissued stock. The authorized but unissued shares of our common and preferred stock are available for future issuance without our shareholders’ approval. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans. The issuance of such shares may also be used to deter a potential takeover of DND that may otherwise be beneficial to shareholders by diluting the shares held by a potential suitor or issuing shares to a shareholder that will vote in accordance with DND’s Board of Directors’ desires. A takeover may be beneficial to shareholders because, among other reasons, a potential suitor may offer shareholders a premium for their shares of stock compared to the then-existing market price.

EXPERTS

DND’s consolidated financial statements as of March 31, 2005 and for the years ended December 31, 2004 and 2003 have been audited by Farber & Hass, LLP, an independent registered public accounting firm. We have included our consolidated financial statements in this prospectus in reliance on the report of Farber & Hass, LLP, given on their authority as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Burton, Bartlett & Glogovac, located in Reno, Nevada. A copy of the legal opinion is attached hereto as an exhibit.

HOW TO GET MORE INFORMATION

We have filed with the United States Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the United States Securities and Exchange Commission. For further information with respect to us and the securities offered by this Prospectus, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the Registration Statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the United States Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the United States Securities and Exchange Commission.

DND TECHNOLOGIES, INC

INDEX TO

FINANCIAL STATEMENTS

PAGE(S)

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET
MARCH 31, 2005
(UNAUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$266,676
Accounts receivable, net	1,974,994
Inventories, net	2,283,751
Prepaid expenses	222,660
Total current assets	4,748,081

PROPERTY AND EQUIPMENT, Net of accumulated depreciation	247,359

LICENSE AGREEMENTS, Net of accumulated amortization	3,219,105

OTHER	27,775

TOTAL ASSETS	$8,242,320

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable, current portion	$1,262,710
Capital leases payable, current portion	14,095
Accounts payable and accrued expenses	2,804,097
Deposits from customers	753,006
Payables, Lam Research Corporation, current portion	915,060
License and royalty payable, Axcelis	855,299
Amounts due to related party	423,252
Total current liabilities	7,027,519

LONG TERM LIABILITIES:
Capital leases payable, long term portion	15,014
Payables, Lam Research Corporation, long term portion	3,178,831
Total long term liabilities	3,193,845

STOCKHOLDERS' DEFICIT:
Preferred stock	--
Common stock, par value, $.001 per share;
authorized, 50,000,000 shares;
issued and outstanding, 23,515,000 shares	23,515
Paid-in capital	2,039,145
Common stock to be issued	55,000
Accumulated deficit	(4,096,704)

Total stockholders' deficit	(1,979,044)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$8,242,320

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

	2005	2004
REVENUE:
Systems and chillers	$2,833,501	$1,733,866
Parts, assemblies and consumables	1,509,973	1,507,224
Field service and training	16,861	49,685

Total revenue	4,360,335	3,290,775

COST OF REVENUE:
Cost of revenues	2,722,139	1,930,155
Reserve for slow moving and obsolete inventory	128,009	--

Total cost of revenue	2,850,148	1,930,155

GROSS PROFIT	1,510,187	1,360,620

OPERATING EXPENSES:
Research and development	21,127	15,187
Sales and marketing	647,454	416,532
General and administrative	480,614	431,597
Lawsuit settlement	--	140,000

Total operating expenses	1,149,195	1,003,316

INCOME FROM OPERATIONS	360,992	357,304

GAIN ON SETTLEMENT OF DEBT	17,500	--

INTEREST EXPENSE	(83,877)	(94,123)

INCOME BEFORE INCOME TAX EXPENSE	294,615	263,181

INCOME TAX EXPENSE	(800)	(800)

NET INCOME	$293,815	$262,381

NET INCOME
PER COMMON SHARE:
Basic	$.01	$.01
Diluted	$.01	$.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND SUBSCRIBED:
Basic	23,251,778	23,000,000
Diluted	27,395,825	24,909,690

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)

	Common Stock			Stock To Be Issued to
	Shares	Amount	Paid-In Capital	Shares	Amount	Accumulated Deficit	Total

BALANCE, JANUARY 1, 2005	23,000,000	$23,000	$1,957,160	1,100,000	$55,000	$(4,390,519)	$(2,355,359)

COMMON STOCK ISSUED FOR ACCRUED EXPENSES	365,000	365	73,135	--	--	--	73,500

COMMON STOCK ISSUED UPON EXERCISE OF OPTION	150,000	150	8,850	--	--	--	9,000

NET INCOME	--	--	--	--	--	293,815	293,815

BALANCE, MARCH 31, 2005	23,515,000	23,515	2,039,145	1,100,000	55,000	(4,096,704)	(1,979,044)

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$293,815	$262,381
Adjustments to reconcile net income
to net cash provided by operating
activities:
Depreciation	47,199	44,880
Amortization	138,265	136,245
Provision for slow moving and obsolete inventories	128,009	(113,140)
Gain on settlement of debt	(17,500)	--
Loss on disposal of fixed asset	--	2,349

Changes in operating assets and liabilities:
Accounts receivable	472,035	(482,986)
Inventories	530,575	(212,636)
Prepaid expenses and other assets	(155,940)	8,036
Accounts payable and accrued expenses	(941,254)	(106,202)
Deposits from customers	(349,913)	1,183,960
Amounts due to related parties	2,852	11,569

Net cash provided by operating activities	148,143	734,456

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6,242)	(10,295)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment on line of credit	--	(5,992)
Exercise of common stock options	9,000	--
Principal payments on long-term debt	(200,713)	(113,297)

Net cash (used) by financing Activities	(191,713)	(119,289)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(49,812)	604,872

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	316,488	157,801

CASH AND CASH EQUIVALENTS, END OF PERIOD	$266,676	$762,673

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(UNAUDITED)

	2005	2004
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$71,254	$63,152

Cash paid for taxes	$0	$0

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Cancellation of capital lease and return of asset to vendor	$0	$9,202

Common stock issued for accrued expenses	$73,500	$0

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

NOTE 1. GENERAL

Presentation - The interim consolidated financial statements of DND Technologies, Inc. and Subsidiary (the "Company") are condensed and do not include some of the information necessary to obtain a complete understanding of the financial data. Management believes that all adjustments necessary for a fair presentation of results have been included in the unaudited consolidated financial statements for the interim period presented. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005. Accordingly, your attention is directed to footnote disclosures found in the December 31, 2004 Annual Report and particularly to Note 1, which includes a summary of significant accounting policies.

Nature of Business and History of Company - DND Technologies, Inc. was organized on May 9, 1997, under the laws of the state of Nevada. The Company operates as a holding company for subsidiary acquisitions. The Company's operating subsidiary is Aspect Systems, Inc. (located in Arizona and Texas; hereinafter referred to as "ASI").

ASI also owns 100% of ASI Team Asia Ltd. ASI Team Asia Ltd. is inactive and has no significant assets or liabilities and has not had any revenue or expenses.

ASI is a supplier of semiconductor manufacturing equipment and also supplies complete after market support of the aforementioned equipment, which currently includes Lam AutoEtch, Rainbow, and TCP plasma etch systems, plus a variety of plasma etch and strip products manufactured on the ASI MX-1 and ASI MX-10 platforms (formerly Matrix System One and Ten), and the Arista and Arista Dual platforms (formerly Matrix Bobcat and Cheetah). Elements of support include spare parts and assemblies, and various engineering services.

Principles of Consolidation - The consolidated financial statements include the accounts of DND Technologies, Inc. and its wholly-owned subsidiaries ASI and ASI Team Asia Ltd. All material inter-company accounts and transactions have been eliminated.

Net Income - Basic income per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding plus an assumed increase in common shares outstanding for potentially dilutive securities, which consist of options. Potentially dilutive shares are excluded from the computation in loss periods, as their effect would be anti-dilutive. The dilutive effect of options to acquire common stock is measured using the treasury stock method. The dilutive effect of potentially issuable securities was 4,144,047 shares and 1,909,690 shares for the three months ended March 31, 2005 and 2004, respectively.

Concentration of Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments in reputable financial institutions. As of March 31, 2005, the Company had $181,877 deposited in one banking institution and $212,162 in a second banking institution. Only $100,000 of the balance at each institution is federally insured.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. The Company routinely assesses the financial strength of its customers. At March 31, 2005, the Company had one customer whose balance was 41% of net accounts receivable.

Significant Customers - For the three months ended March 31, 2005, the Company had three customers whose revenues exceeded 10% of total revenues, comprising 32%, 17% and 14% of total revenues, respectively. For the three months ended March 31, 2004, the Company had four customers, whose revenues exceeded 10% of total revenues, comprising 10%, 13%, 16% and 18% of total revenues, respectively. Revenues in 2005 and 2004 outside the United States include Europe 6% and 27%, Asia 31% and 7% and Canada 0% and 7%, respectively.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

Significant Suppliers - For the three months ended March 31, 2005 and 2004, approximately 22% and 15%, respectively, of gross inventory purchases were purchased from Lam. The Company expects to have significant purchases of inventory from Lam in the coming year.

Stock Based Compensation - As permitted by FAS 123, as amended, the Company accounts for stock options issued to employees using the intrinsic value method as prescribed by APB 25. Under this method no expense is recognized for options issued with an exercise price equal to or greater than the market price of the stock on the date of grant. Expense for options or warrants issued to non-employees is recorded in the financial statements at estimated fair value. For options issued to employees the Company is subject to proforma disclosures based on the estimated fair value of the options issued.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options.

For purposes of proforma disclosures, the estimated fair value of the options granted in 2003 is amortized to expense over the options' vesting periods. The Company's proforma information follows:

Net income:
As reported	$293,815
Proforma	$290,163
Net Income per common stock share:
Basic:
As reported	$.01
Proforma	$.01
Diluted:
As reported	$.01
Proforma	$.01

Recently Issued Accounting Pronouncements - In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB. No. 43, Chapter 4". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges...." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will adopt this standard on January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29". This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company will adopt this standard on January 1, 2006.

In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment". This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Company will adopt this standard on January 1, 2006.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)
NOTE 2. ACCOUNTS RECEIVABLE

A summary of accounts receivable and allowance for doubtful accounts is as follows:

Accounts receivable	$ 2,001,834
Allowance for doubtful accounts	26,840
Net accounts receivable	$ 1,974,994

There was no change in the balance of allowance for doubtful accounts from January 1, 2005 to March 31, 2005.

NOTE 3. INVENTORIES

A summary of inventories and allowance for obsolescence is as follows:

Parts and materials	$ 4,007,005
Work-in-process	518,866
Allowance for obsolescence	(2,242,120)
Net inventories	$ 2,283,751
Allowance for Obsolescence:
Balance, January 1, 2005	$ 2,114,111
Provision	128,009
Balance, March 31, 2005	$ 2,242,120

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation at March 31, 2005 consist of:
Office furniture, fixtures and equipment	$ 364,981
Leasehold improvements	444,669
Machinery and equipment	342,211
Laboratory tools	35,843
1,187,704
Less accumulated depreciation	940,345
Total property and equipment	$ 247,359

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

NOTE 5. LICENSE AGREEMENT AND PAYABLES, LAM RESEARCH CORPORATION

Future minimum payments under the agreements are as follows:

Inventory License

	Inventory	License
December 31, 2005	$376,240	$399,967
December 31, 2006	310,418	507,050
December 31, 2007	28,220	538,324
December 31, 2008	--	571,527
December 31, 2009	--	606,777
Thereafter	--	755,368
	$714,878	$3,379,013

NOTE 6. LICENSE AND ROYALTY PAYABLE, AXCELIS TECHNOLOGIES, INC.

The license and royalty payable at March 31, 2005 consisted of the following:

License payable	$549,835
Royalty payable	305,464
Total license and royalty payable	$855,299

NOTE 7. NOTES PAYABLE

The Company's term loan to Merrill Lynch bears interest at 2.00% plus the Prime Rate as published in the Wall Street Journal per annum. The loan is due March 2006 with amortized payments over 45 months and a balloon payment due at maturity. The loan also required a loan fee of $11,450. The loan is secured by a first lien on the Company's total assets ($8,242,320 as of March 31, 2005) and has been guaranteed by Doug Dixon and the Company

$ 973,360
Unsecured demand note due to an individual with interest accruing at 7%	289,350
Total	$ 1,262,710

Future minimum payments under the notes are as follows:

December 31, 2005	$ 513,971
December 31, 2006	748,739
$ 1,262,710

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of accounts payable and accrued expenses is as follows:

Trade accounts payable	$1,493,524
Accrued commissions	316,038
Accrued payroll	246,724
Product warranty provision	348,122
Accrued interest	200,265
Lawsuit payable	70,000
Sales and state income taxes payable	88,174
Accrued officer bonus	41,250
$2,804,097

NOTE 9. RELATED PARTY TRANSACTIONS

Amounts Due to Related Party

The Company has the following amounts due to its Chairman at March 31, 2005:

Notes payable at 7.0%	$ 120,000
Accrued interest on notes payable	47,160
Notes payable at 7.0%	256,092

Total Amount Due To Related Party	$ 423,252

The amounts due to the Chairman are delinquent and payable on demand.

10. GAIN ON SETTLEMENT OF DEBT

In February 2005, the Company issued 100,000 shares of common stock for payment of approximately $15,000 of legal services received during the year ended December 31, 2004. The shares had an aggregate fair value of $20,500, accordingly, the Company recorded a $5,500 loss on settlement of debt. This loss was offset by a $23,000 gain resulting from the forgiveness of accrued interest expense after the Company made the final $100,000 payment on an unsecured note payable.

NOTE 11. EMPLOYEE STOCK OPTIONS

On August 11, 2003, the Board of Directors and stockholders approved the DND Technologies, Inc. Stock Option Plan, which permits the Board of Directors to grant, for a ten year period, options to purchase up to 5,000,000 shares of its common stock to directors, employees and consultants. The Plan is administered by the Board of Directors. The administrators have the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock options will be granted, to designate the number of shares to be covered by each option, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option. Options granted under the Plan will not have a term that exceeds ten years from date of grant.

The stock subject to the Plan and issuable upon exercise of options granted under the Plan are shares of the Company's common stock, $.001 par value, which may be either unissued or treasury shares.

The exercise price is no less than 100% of the fair market value of the shares at the date of the grant of the options, as specified by the Board of Directors.

Vesting terms of the options range from immediate to four years.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005
(UNAUDITED)

A summary of the option activity for the year ended March 31, 2005, pursuant to the terms of the Plan is as follows:

		Weighted Average

Options Outstanding at January 1, 2005	4,234,226	$ 0.6
Granted	400,000	$ 0.6
Exercised	(150,000)	$ 0.6
Cancelled and expired	(133,501)	$ 0.6
Options outstanding at March 31, 2005	4,350,725

3,456,558 shares are exercisable at March 31, 2005.

Information regarding stock options outstanding as of March 31, 2005 is as follows:

Price	$ 0.6
Weighted average exercise price	$ 0.6
Weighted average remaining contractual life	9 years 2 months

In February 2005, the Company's Board of Directors unanimously approved the preparation of the 2005 Stock Option plan and the registration of 3,000,000 shares. As of May 4, 2005, the plan has not been drafted and the shares have not been registered.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Of DND Technologies, Inc.:

We have audited the accompanying consolidated balance sheet of DND Technologies, Inc. (the “Company”) as of December 31, 2004 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Farber & Hass LLP
February 18, 2005
Camarillo, California

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$316,488
Accounts receivable, net	2,447,029
Inventories, net	2,942,336
Prepaid expenses	193,506
Total current assets	5,899,359

PROPERTY AND EQUIPMENT, Net of accumulated depreciation	288,316

LICENSE AGREEMENTS, Net of accumulated amortization	3,228,564

OTHER	29,795

TOTAL ASSETS	$9,446,034

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Notes payable, current portion	$688,845
Capital leases payable, current portion	18,641
Accounts payable and accrued expenses	3,731,836
Deposits from customers	1,102,919
Payables, Lam Research Corporation, current portion	967,606
License and royalty payable, Axcelis	788,416
Amounts due to related party	420,400
Total current liabilities	7,718,663

CAPITAL LEASE PAYABLE	16,307

PAYABLES, LAM RESEARCH CORPORATION	3,317,684

NOTES PAYABLE	748,739

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ DEFICIT:
Preferred stock	--
Common stock, par value, $.001 per share; authorized, 50,000,000 shares; issued and outstanding, 23,000,000 shares	23,000
Paid-in capital	1,957,160
Common stock to be issued	55,000
Accumulated deficit	(4,390,519)
Total stockholders’ deficit	(2,355,359)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$9,446,034

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

REVENUE:
Systems and chillers	$9,682,656		$2,626,534
Parts, assemblies and consumables	5,897,285		5,746,576
Field service and training	219,975		363,416
Total revenue	15,799,916		8,736,526

COST OF REVENUE:
Cost of revenues	10,237,166		5,499,564
Reserve for slow moving and obsolete inventory	(770,642)		2,401,221
Total cost of revenue	9,466,524		7,900,785

GROSS PROFIT	6,333,392		835,741

OPERATING EXPENSES:
Research and development	96,298		58,226
Sales and marketing	2,517,649		1,147,977
General and administrative	1,986,934		1,992,588
Lawsuit settlement	140,0000
Total operating expenses	4,740,881		3,198,791

INCOME (LOSS) FROM OPERATIONS	1,592,511		(2,363,050)

INTEREST EXPENSE	(356,689)		(373,208)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1,235,822		(2,736,258)

INCOME TAX EXPENSE	800		0

NET INCOME (LOSS)	$1,235,022		$(2,736,258)

NET INCOME (LOSS) PER COMMON SHARE:
Basic	$.05		$(.12)
Diluted	$.05	$	N/A

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING AND SUBSCRIBED:
Basic	23,000,000		22,833,333
Diluted	26,758,911		N/A

See accompanying notes

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock			Stock To Be Issued
	Shares	Amount	Paid-In Capital	Shares	Amount	Accumulated Deficit	Total

BALANCE,
JANUARY 1, 2003	22,000,000	$22,000	$1,798,160			$(2,889,283)	$(1,069,123)

COMMON STOCK ISSUED FOR ACCOUNTS PAYABLE	1,000,000	1,000	159,000				160,000

STOCK TO BE ISSUED FOR OFFICER COMPENSATION				1,100,000	55,000		55,000

NET LOSS						(2,736,258)	(2,736,258)

BALANCE, DECEMBER 31,2003	23,000,000	23,000	1,957,160	1,100,000	55,000	(5,625,541)	(3,590,381)

NET INCOME						1,235,022	1,235,022

BALANCE, DECEMBER 31,2004	23,000,000	$23,000	$1,957,160	1,100,000	$55,000	$(4,390,519)	$(2,355,359)

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,235,022	$(2,736,258)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Common stock to be issued		55,000
Depreciation	179,861	197,033
Amortization	547,000	436,292
Provision for slow moving and obsolete inventories	192,116	2,450,081
Provision for doubtful accounts		24,375
Loss on disposal of fixed asset	2,349
Changes in operating assets and liabilities:
Accounts receivable	(1,393,468)	(740,680)
Other receivables		6,236
Inventories	(3,047,830)	(460,609)
Prepaid expenses and other assets	(22,089)	(45,626)
Accounts payable and accrued expenses	1,965,824	489,279
Deposits from customers	897,919
Accrued expenses and amounts due to related parties	360,381	247,391
Net cash provided (used) by operating activities	917,085	(77,486)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(58,552)	(14,647)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	42,156	631,190
Principal payments on long-term debt	(742,002)	(581,136)
Net cash provided (used) by financing activities	(699,846)	50,054

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALANTS	158,687	(42,079)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	157,801	199,880

CASH AND CASH EQUIVALENTS, END OF PERIOD	$316,488	$157,801

DND TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$296,290	$397,217
Cash paid for taxes	$0	$0

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cancellation of capital lease and return of asset to vendor	$9,202	$0
Common stock issued for accounts payable		$160,000
Acquisition of equipment through capital equipment financing		$42,636
License agreement acquired through debt financing		$150,000

See accompanying notes.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. GENERAL

Nature of Business and History of Company - DND Technologies, Inc. was organized on May 9, 1997, under the laws of the state of Nevada. The Company operates as a holding company for subsidiary acquisitions. The Company’s operating subsidiary is Aspect Systems, Inc. (located in Arizona and Texas; hereinafter referred to as “ASI”).

ASI also owns 100% of ASI Team Asia Ltd. ASI Team Asia Ltd. is inactive and has no significant assets or liabilities and has not had any revenue or expenses.

ASI is a supplier of semiconductor manufacturing equipment and also supplies complete after market support of the aforementioned equipment, which currently includes Lam AutoEtch, Rainbow, and TCP plasma etch systems, plus a variety of plasma etch and strip products manufactured on the ASI MX-1 and ASI MX-10 platforms (formerly Matrix System One and Ten), and the Arista and Arista Dual platforms (formerly Matrix Bobcat and Cheetah). Elements of support include spare parts and assemblies, and various engineering services.

Principles of Consolidation - The consolidated financial statements include the accounts of DND Technologies, Inc. and its wholly-owned subsidiaries ASI and ASI Team Asia Ltd. All material inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are reported at the customers’ outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. ASI does require advance payments on certain orders of large systems, which are classified as “Deposits from customers” in the accompanying balance sheet.

Allowance For Doubtful Accounts - The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age of account, etc.)

Inventory - Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out method. Cost includes raw materials, freight, labor and manufacturing overhead. Inventory with no sales or usage within the prior 12 months is considered obsolete. Inventory in excess of a 12 month supply, is considered excessive and slow-moving. The reserves are evaluated on a quarterly basis and adjusted for the full carrying value of obsolete, excessive and slow-moving inventory.

License Agreements - The Company has license agreements, which are being amortized using the straight-line method over the life of the contract with Lam Research Corporation (“Lam”) (8 years) and Axcelis Technologies, Inc. (“Axcelis”) (7 years). See Notes 5 and 6.

Property and Equipment - Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Depreciation is provided for by the accelerated and straight-line methods over the following estimated useful lives:

Office furniture, fixtures and equipment	5-7 Years
Leasehold improvements and capital leases	Term of lease
Machinery and equipment	7 Years
Laboratory tools	7 Years

Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. The Company did not record any impairment in the years ended December 31, 2004 and 2003.

Product Warranty Provision - ASI provides a warranty provision on sales of its systems to cover anticipated repairs and/or replacement. This warranty ranges from ninety days to twelve months from date of acceptance.

A summary of the warranty liability is as follows:

Balance, January 1, 2004	$46,622
Addition to warranty liability	559,256
Expired warranties	(72,891)
Payment of warranty costs	(180,370)
Balance, December 31, 2004	$352,617

Preferred Stock - The Company has approved the creation of a Preferred Stock. As of this date no shares have been authorized and no terms or rights attributable to this stock have been created.

Revenue Recognition Policy - The Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable, and collectibility is probable. Sales are recorded net of sales discounts. The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (SAB 101). Revenues are recorded under two categories:

Product sales - The Company recognizes revenue when the goods are shipped and title passes to its customers.

Service income - The Company recognizes revenue from service income when services are performed and completed.

Shipping and Handling Costs - The Company’s policy is to classify shipping and handling costs as part of cost of goods sold in the statement of operations.

Advertising - The Company expenses all advertising as incurred. For the years ended December 31, 2004 and 2003, the Company charged to operations $0 and $4,173, respectively.

Research and Development Costs - Costs incurred in research and development are expensed as incurred.

Income Taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, “Accounting for Income Taxes”. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Loss - Basic income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding plus an assumed increase in common shares outstanding for potentially dilutive securities, which consist of options. Potentially dilutive shares are excluded from the computation in loss periods, as their effect would be anti-dilutive. The dilutive effect of options to acquire common stock is measured using the treasury stock method. The dilutive effect of potentially issuable securities was 5,334,226 shares and 5,874,226 shares for the years ended at December 31, 2004 and 2003, respectively.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Concentration of Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments in reputable financial institutions. As of December 31, 2004, the Company had $767,096 deposited in one banking institution. Only $100,000 of the balance is federally insured.

Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different geographic areas. The Company routinely assesses the financial strength of its customers. At December 31, 2004, the Company had two customers whose balances were 20% and 25% of net accounts receivable.

Significant Customers - For the year ended December 31, 2004, the Company had no customers whose revenues exceeded 10% of total revenues. For the year ended December 31, 2003, the Company had two customers whose revenues exceeded 10% of total revenues, 17% and 12%. Revenues in 2004 and 2003 outside the United States include Europe 14% and 15%, and Asia 22% and 11%, respectively.

Significant Suppliers - For the years ended December 31, 2004 and 2003, approximately 25% and 26%, respectively, of gross inventory purchases were purchased from Lam. The Company expects to have significant purchases of inventory from Lam in the coming year.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the Company’s historical results as well as management’s future expectations. The Company’s actual results could vary materially from management’s estimates and assumptions.

Disclosure About Fair Value of Financial Instruments - The Company estimates that the fair value of all financial instruments as of December 31, 2004, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Stock Based Compensation - As permitted by FAS 123, as amended, the Company accounts for stock options issued to employees using the intrinsic value method as prescribed by APB 25. Under this method no expense is recognized for options issued with an exercise price equal to or greater that the market price of the stock on the date of grant. Expense for options or warrants issued to non-employees is recorded in the financial statements at estimated fair value. For options issued to employees the Company is subject to proforma disclosures based on the estimated fair value of the options issued.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options and warrants have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such stock options.

For purposes of proforma disclosures, the estimated fair value of the options granted in 2003 is amortized to expense over the options’ vesting periods. The Company’s proforma information follows:

Net income:
As reported	$1,235,022
Proforma	$1,213,665

Net Income per common stock share:
Basic:
As reported	$.05
Proforma	$.05
Diluted:
As reported	$.05
Proforma	$.05

Recently Issued Accounting Pronouncements - In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB. No. 43, Chapter 4”. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges....” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company will adopt this standard on January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”. This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company will adopt this standard on January 1, 2006.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans. The Company will adopt this standard on January 1, 2006.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

2. ACCOUNTS RECEIVABLE

A summary of accounts receivable and allowance for doubtful accounts is as follows:

Accounts receivable	$2,473,869
Allowance for doubtful accounts	26,840

Net accounts receivable	$2,447,029

Allowance for Doubtful Accounts:

Balance, January 1, 2004	$34,000
Reductions for the year	(7,160)
Balance, December 31, 2004	$26,840

3. INVENTORIES

A summary of inventories and allowance for obsolescence is as follows:

Parts and materials	$4,003,951
Work-in-process	1,052,496
Allowance for obsolescence	(2,114,111)
Net inventories	$2,942,336

Allowance For Obsolescence:
Balance, January 1, 2004	$3,126,222
Provision	192,116
Reductions for the year	(1,204,227)
Balance, December 31, 2004	$2,114,111

4. PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation at December 31, 2004 consist of:

Office furniture, fixtures and equipment	$364,981
Leasehold improvements	444,669
Machinery and equipment	342,211
Laboratory tools	29,600
1,181,461
Less accumulated depreciation	893,145

Total property and equipment	$288,316

5. LICENSE AGREEMENT AND PAYABLES, LAM RESEARCH CORPORATION

In November 2002, ASI entered into an asset purchase and licensing agreement with Lam. Under the agreement, ASI purchased approximately $2.1 million of inventory (see Note 13) from Lam and entered into a licensing agreement requiring payments totaling $5,376,000 (payable in 96 equal monthly installments of $56,000). ASI has recorded the payable after imputing interest at 6%.

On June 25, 2004, the Company signed an amendment to the November 2002 Asset Purchase and License Agreement with Lam that calls for payments on the inventory purchases. The spares inventory payment plan calls for 30 monthly installment payments of $28,220 beginning August 1, 2004 and ending January 1, 2007 with an additional payment of $90,000 that was due and paid on September 30, 2004. An additional inventory transfer of $65,000 took place in August 2004 and was added to this outstanding balance. The product group inventory payment plan calls for 18 monthly installments of $9,404 beginning August 1, 2004 and ending January 1, 2006.

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Estimated amortization of the license agreement is as follows:

December 31, 2005	$523,551
December 31, 2006	523,551
December 31, 2007	523,551
December 31, 2008	523,551
Thereafter	1,134,360
$3,228,564

Future minimum payments under the agreements are as follows:

	Inventory	License
December 31, 2005	$451,488	$516,118
December 31, 2006	310,418	507,050
December 31, 2007	28,220	538,324
December 31, 2008	--	571,527
December 31, 2009	--	606,777
Thereafter	--	755,368
	$790,126	$3,495,164

6. LICENSE AND ROYALTY PAYABLE, AXCELIS TECHNOLOGIES, INC.

In November 2003, the Company entered into an agreement with Axcelis acquiring an exclusive license to all future manufacturing, sales, service, and parts support for certain dry strip semi-conductor manufacturing equipment now marketed under the ASI trade names MX-1 and MX-10 (formerly Matrix System One and System Ten). The agreement provides for the one time payment of a License fee of $150,000 plus 18% of net revenues (from these sales) per quarter until a $2,750,000 fee has been paid and a declining royalty (from 10% down to 2%) on related sales through December 31, 2010.

In August 2004, the Company entered into an additional agreement with Axcelis acquiring an exclusive license to manufacture, sell and provide services and parts support for certain reactive ion etch semiconductor manufacturing equipment for wafer sizes up to 200mm now marketed under the ASI tradenames Arista and Arista Dual (formerly Matrix Bobcat and Cheetah). The agreement provides for a quarterly payment equal to 18% of net revenues from the sale of this product by the Company, beginning with the fourth quarter of 2004 and ending December 31, 2011, or until $750,000 (the license fee) has been paid, whichever occurs first, and payment of a declining royalty (from 10% down to 2%) on related sales over a period of time that ends December 31, 2011.

Estimated amortization of the license fee is as follows:

December 31, 2005	$21,428
December 31, 2006	21,428
December 31, 2007	21,428
December 31, 2008	21,428
Thereafter	41,074
$126,786

The license and royalty payable at December 31, 2004 consisted of the following:

License payable	$506,839
Royalty payable	281,577
Total license and royalty payable	$788,416

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

7. NOTES PAYABLE

The Company’s renegotiated term loan to Merrill Lynch bears interest at 2.00% plus the Prime Rate as published in the Wall Street Journal per annum. The loan is due March 2006 with amortized payments over 45 months and a balloon payment due at maturity. The loan also required a loan fee of $11,450. The loan is secured by a first lien on the Company’s total assets ($9,446,034 as of December 31, 2004) and has been guaranteed by Doug Dixon and the Company	$1,048,234

A note payable, bearing interest at 12% was due in November 2003, required monthly interest payments of $2,000 and is secured by a second lien on the receivables and inventory of ASI ($5,389,365 as of December 31, 2004). The note includes options to purchase shares of the Company’s common stock (200,000 shares @ $0.20 per share and 200,000 shares at $1.00 per share). A principal payment of $100,000 was made December 2004. The remaining $100,000 was due December 31, 2004 (see Note 17)	100,000
Unsecured demand note due to an individual with interest accruing at 7%	289,350
Total	$1,437,584

Future minimum payments under the notes are as follows:

December 31, 2005	$688,845
December 31, 2006	748,739
$1,437,584

8. CAPITAL LEASE PAYABLE

The Company leases various assets under capital leases. The leases require thirteen to sixty monthly payments that vary from $286 to $1,626, including interest at 6% to 19%. The leases mature September 2005 through November 2008. The assets have an original cost of $100,391 and a net book value of $36,568 at December 31, 2004.

Future minimum lease payments under the leases at December 31, 2004 are a follows:

December 31, 2005	$21,642
December 31, 2006	7,008
December 31, 2007	7,008
Thereafter	4,994
Total	40,652
Less amount representing interest	(5,704)

Present value of future minimum lease payments	34,948
Less current portion	(18,641)

Long-term portion	$16,307

9. LAWSUIT SETTLEMENT

On April 30, 2004, the Company and a former employee settled counter-claims against each other arising from the employee’s prior association with the Company. The Company has recorded an expense of the entire settlement payable to the employee, $140,000. Payments in the amount of $10,000 per month began September 1, 2004 and continue until October 1, 2005, without interest (see Note 10).

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of accounts payable and accrued expenses is as follows:

Trade accounts payable	$2,384,799
Accrued commissions	404,078
Accrued payroll	176,349
Product warranty provision	352,617
Accrued interest	194,495
Lawsuit payable	90,000
Sales and state income taxes payable	88,248
Accrued officer bonus	41,250
$3,731,836

11. RELATED PARTY TRANSACTIONS

Amounts Due to Related Party

The Company has the following amounts due to its Chairman at December 31, 2004:

Notes payable at 7.0%	$120,000
Accrued interest on notes payable	44,308
Accrued salaries	256,092
Total Amount Due To Related Party	$420,400

The amounts due to the Chairman are delinquent and payable on demand.

12. INCOME TAXES

Provision (Benefit)

The provision for income taxes for the year ended December 31, 2004 and 2003 represents primarily California franchise taxes and consists of the following:

	2004	2003
Current	$800	$0
Deferred	$0	$0

The Company’s income tax (benefit) provision differs from the amount computed by applying the Federal statutory rate to (loss) income before (benefit from) provision for income taxes. Reconciliation to the statutory federal income tax rate is as follows for the years ended December 31, 2004 and 2003.

	2004	2003

Statutory federal income tax (benefit) provision	$325,200	$(633,000)

State income taxes, net of federal benefit	800	0

Adjustment of deferred tax asset	(325,200)	633,000

	$800	$0

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Deferred Tax Components

Significant components of the Company’s deferred tax assets are as follows at December 31, 2004:

Net operating loss carryforwards	$654,100
Timing difference for expense deductions	103,700
757,800

Less valuation allowance	(757,800)

Net deferred tax assets	$0

Summary of valuation allowance:
Balance, January 1, 2004	$1,083,000
Reduction (utilization of loss carryforwards)	(325,200)
Balance, December 31, 2004	$757,800

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company has the following net operating loss carryforwards:

Year of Loss	Expiration Date	Total

December 31, 2002	December 31, 2022	$ 330,724
December 31, 2003	December 31, 2023	2,939,347
		$ 3,270,071

13. COMPUTATION OF EARNINGS PER SHARE

	2004	2003
Basic
Net income (loss)	$1,235,022		$(2,736,258)

Weighted average number of common shares outstanding	23,000,000		22,833,333

Income (Loss) per share	$0.05		$(0.12)

Diluted
Net income (loss)	$1,235,022		$(2,736,258)

Weighted average number of common shares outstanding	26,758,911		N/A

Income (Loss) per share	$0.05	$	N/A

DND TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

14. COMMITMENTS AND CONTINGENCIES

Real Estate Leases

The Company leases its Arizona and Texas facilities under operating leases which require monthly payments of $14,424 and $9,762 and expire in November 2007 and November 30, 2008, respectively. Rent expense in 2004 and 2003 amounted to $397,116 and $384,880, respectively.

Future minimum lease payments on the real estate leases are as follows:

Fiscal
December 31, 2005	$293,000
December 31, 2006	302,000
December 31, 2007	299,000
December 31, 2008	112,000
Total	$1,006,000

Officers’ Compensation

The Company has not entered into any employment agreements with its management, other than an employment agreement with its CEO, Douglas Dixon, dated June 1, 2001, and an employment agreement with its CFO, G. Dennis Key, dated July 1, 2003. The agreement with Mr. Dixon is terminable by either Mr. Dixon or the Company at the anniversary date of the agreement each year upon 60 days written notice. Under the agreement, Mr. Dixon receives an annual base salary of $150,000, and receives certain benefits as described in the agreement. The agreement with Mr. Key provides for Mr. Key’s employment as President and CEO of ASI, and also provides for Mr. Key’s appointment to the Board of Directors of both the Company and ASI. This agreement is terminable by Mr. Key with cause only upon 30 days written notice, and by the Company with cause only upon 14 days written notice. Under the agreement, Mr. Key receives an annual base salary equal to that paid to Mr. Dixon (or $150,000 if Mr. Dixon’s agreement terminates), and receives certain benefits as described in the agreement.

Mr. Dixon has a separation agreement, under which he is to receive a continued salary at the amount Mr. Key is paid, a car allowance, health insurance, life insurance and disability insurance through December 31, 2005. This agreement was triggered when Mr. Key became the President and CEO of ASI. Pursuant to a separate agreement, Mr. Key has an option to acquire 4,933,333 shares of the DND shares owed by Mr. Dixon. The exercise price of such options is $1 per share.

15. EMPLOYEE STOCK OPTIONS

On August 11, 2003, the Board of Directors and stockholders approved the DND Technologies, Inc. Stock Option Plan, which permits the Board of Directors to grant, for a ten year period, options to purchase up to 5,000,000 shares of its common stock to directors, employees and consultants. The Plan is administered by the Board of Directors. The administrators have the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock options will be granted, to designate the number of shares to be covered by each option, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option. Options granted under the Plan will not have a term that exceeds ten years from date of grant.

The stock subject to the Plan and issuable upon exercise of options granted under the Plan are shares of the Company’s common stock, $.001 par value, which may be either unissued or treasury shares.

The exercise price is no less than 100% of the fair market value of the shares at the date of the grant of the options, as specified by the Board of Directors.

Vesting terms of the options range from immediate to four years.

A summary of the option activity for the year ended December 31, 2004, pursuant to the terms of the Plan is as follows:

	Weighted	Average
Options outstanding at January 1, 2004	4,774,226	$.06
Granted	0	$.00
Exercised	0	$.00
Cancelled and expired	540,000	$.06

Options outstanding at December 31, 2004	4,234,226

3,164,226 shares are exercisable at December 31, 2004.

Information regarding stock options outstanding as of December 31, 2004 is as follows:

Price	$.06
Weighted average exercise price	$.06
Weighted average remaining contractual life	9 years, 4 months

16. SUBSEQUENT EVENTS (UNAUDITED)

In February 2005, the Company’s Board of Directors unanimously approved the 2005 Stock Option plan and the registration of 3,000,000 shares.

Also in February 2005, the Company’s Board of Directors unanimously approved common stock compensation to each non-employee director of both the DND Technologies, Inc. and ASI boards of directors of 100,000 shares of the Company’s common stock from the August 11, 2003, DND Technologies, Inc. Stock Option Plan.

In March 2005, the Company made the final $100,000 principal payment on the aforementioned unsecured demand note (See Note 7).

Subsequent to December 31, 2004, the Company issued the following shares of common stock:

•  100,000 shares of common stock for payment of approximately $15,000 of legal services received during the year ended December 31, 2004.

•  265,000 shares of common stock for payment of approximately $53,000 of sales commissions earned during the year ended December 31, 2004.

•  150,000 shares of common stock for the exercise of an option by a member of ASI’s board of directors.

We have not authorized any dealer, salesperson or other person to provide any information or make any representations about DND Technologies, Inc. except the information or representations contained in this prospectus. You should not rely on any additional information or representations if made.

-----------------------

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

• except the common stock offered by this prospectus;

• in any jurisdiction in which the offer or solicitation is not authorized;

• in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;

• to any person to whom it is unlawful to make the offer or solicitation; or

• to any person who is not a United States resident or who is outside the jurisdiction of the United States.

The delivery of this prospectus or any accompanying sale does not imply that:

• there have been no changes in the affairs of DND Technologies, Inc. after the date of this prospectus; or

• the information contained in this prospectus is correct after the date of this prospectus.

---------------------- PROSPECTUS --------------------- 21,190,478 Shares of Common Stock DND TECHNOLOGIES, INC. July 19, 2005

-----------------------

Until __________, 2005, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

P-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification Of Directors And Officers

DND’s Bylaws provide that we have the power to indemnify any officer or director against damages if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of our Company. No indemnification may be made (i) if a person is adjudged liable unless a court determines that such person is entitled to such indemnification, (ii) with respect to amounts paid in settlement without court approval, or (iii) expenses incurred in defending any action without court approval.

Item 25. Other Expenses Of Issuance And Distribution

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All expenses will be paid by DND Technologies.

United States Securities and Exchange Commission registration fee	$499
Printing and engraving fees*	$2,500
Accounting fees and expenses*	$20,000
Legal fees and expenses	$50,000
Miscellaneous (including Blue Sky fees, transfer agent fees and registrar fees)*	$12,501
Total Estimated Expenses	$85,000
____________ *Estimated

Item 26. Recent Sales of Unregistered Securities

On June 17, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically sell to Cornell Capital Partners shares of our common stock for a total purchase price of up to $10,000,000. For each share of common stock purchased under the Standby Equity Distribution Agreement, Cornell Capital Partners will pay DND 96% of the lowest closing bid price of our common stock on the Over-the-Counter Bulletin Board for the five trading days immediately following the notice date. Cornell Capital Partners is entitled to retain a fee of 5% of each advance under the Standby Equity Distribution Agreement. In connection with the Standby Equity Distribution Agreement, on June, 17, 2005 we issued 1,142,858 shares of our common stock as a one-time commitment fee to Cornell Capital Partners.

On June 17, 2005, we entered into a Placement Agent Agreement with Monitor Capital, Inc., an unaffiliated registered broker-dealer. Pursuant to the Placement Agent Agreement, on June 17, 2005, we paid Monitor Capital, Inc. a one-time placement agent fee of $10,000 in the form of 47,620 shares of the Company’s Common Stock.

On May 18, 2005, 1,100,000 shares of common stock were issued to Dennis Key as compensation.

In February 2005, 100,000 shares of common stock were issued to David Maddux as payment for legal services received during the 2004 fiscal year, valued at $15,000, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. In February 2005, 265,000 share of common stock were issued to Gordon Whitlock for payment of approximately $53,000 of sales commissions earned during the year ended December 31, 2004.

There were no sales of unregistered securities for the period ended December 31, 2004.

In January 2003, DND issued 1,000,000 common shares to a vendor in exchange for forgiveness of $160,000 of accounts payable in reliance on the Section 4(2) exemption from registration for non-public offerings. DND was initially obligated to register these shares within 120 days of issuance, although this vendor, in August of 2003, agreed to payment of $15,000 in lieu of registration.

Item 27.  Exhibits

(a) The following exhibits are filed as part of this registration statement:

Exhibit No.	Description	Location

2.1(3)	Agreement and Plan of Reorganization, dated May 15, 2002, between ASI, Zurichrich Corp. and John Chris Kirch	Incorporated by reference, filed with the Company’s Current Report on Form 8K/A on September 27, 2002

2.2(3)	First Amendment to Agreement and Plan of Reorganization, dated August, 2, 2002	Incorporated by reference, filed with the Company’s Current Report on Form 8K/A on September 27, 2002

3.1(4)	Restated Articles of Incorporation	Incorporated by reference, filed with the Company’s Form SB-2 on August 3, 2000

3.2(4)	Restated Bylaws	Incorporated by reference, filed with the Company’s Form SB-2 on August 3, 2000

3.3(2)	First Amendment to Articles of Incorporation	Incorporated by reference, filed with the Company’s Current Report on Form 8-K/A on October 7, 2002

5.1	Opinion re: Legality	Provided herewith

10.1(5)	Asset Sale and License Agreement, dated November 8, 2002, between Lam Research Corporation and Aspect Systems, Inc.	Incorporated by reference, filed with the Company’s Form 10-KSB on April 15, 2003

10.2(6)	Employment Agreement, dated June 1, 2001, between Aspect SemiQuip International, Inc. and Douglas Dixon	Incorporated by reference, filed with the Company’s Form 10-KSB on January 27, 2004

10.5(7)	Employment Agreement, dated July 1, 2003, between Axcelis Technologies, Inc. and Aspect Systems, Inc.	Incorporated by reference, filed with the Company’s Form 10-KSB on April 14, 2004

10.6(7)	License Agreement, dated November 3, 2003, between Axcelis Technologies, Inc. and Aspect Systems, Inc.	Incorporated by reference, filed with the Company’s Form 10-KSB on April 14, 2004

10.7(7)	First Amendment to Lease, dated March 10, 2000, between Aspect Systems, Inc. and Teachers Insurance and Annuity Association	Incorporated by reference, filed with the Company’s Form 10-KSB on April 14, 2004

10.8(7)	Second Amendment to Lease, dated February 23, 2004, between Aspect Systems, Inc. and Teachers Insurance and Annuity Association	Incorporated by reference, filed with the Company’s Form 10-KSB on April 14, 2004

10.9(8)	Agreement on Outstanding Aspect Payables, dated June 25, 2004, between Aspect Systems, Inc. and Lam Research Corporation	Incorporated by reference, filed with the Company’s Form Current Report on 8-K on August 17, 2004

10.10(9)	License Agreement, dated August 2, 2004, between Aspect Systemes, Inc. and Axcelis Technologies, Inc.	Incorporated by reference, filed with the Company’s Form 10-QSB on August 18, 2004

10.11(10)	Term Loan and Security Agreement, dated May 14, 2004, between Aspect Systems, Inc. and Merrill Lynch Business Financial Services, Inc.	Incorporated by reference, filed with the Company’s Current Report on Form 8-K on August 17, 2004

10.12(10)	Security Agreement, dated May 14, 2004, between DND Technologies, Inc. and Merrill Lynch Business Financial Services, Inc.	Incorporated by reference, filed with the Company’s Current Report on Form 8-K on August 17, 2004

10.13(10)	Unconditional Guaranty by Douglas N. Dixon, dated May 14, 2004	Incorporated by reference, filed with the Company’s Current Report on Form 8-K on August 17, 2004

10.14(10)	Unconditional Guaranty by DND Technologies, Inc., dated May 14, 2004	Incorporated by reference, filed with the Company’s Form 8-K on August 17, 2004

10.15	Standby Equity Distribution Agreement, dated June 17, 2005, by and between Cornell Capital Partners, LP and DND Technologies, Inc.	Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 7, 2005

10.16	Registration Rights Agreement, dated June 17, 2005, by and between Cornell Capital Partners, LP and DND Technologies, Inc.	Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 7, 2005

10.17	Placement Agent Agreement, dated June 17, 2005, by and between Cornell Capital Partners, LP and DND Technologies, Inc.	Incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 7, 2005

10.18	Escrow Agreement, dated June 17, 2005, by and among DND Technologies Inc., Cornell Capital Partners, LP and David Gonzalez, Esq.	Incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 7, 2005

14(7)	Code of Ethics	Incorporated by reference, filed with the Company’s Form 10-KSB on April 14, 2004

16.1(1)	Letter on Change in Certifying Accountant	Incorporated by reference, filed with the Company’s Current Report on Form 8-K on January 19, 2003

21.1(11)	Subsidiaries of the Company	Incorporated by reference, filed with the Company’s 10-QSB on May 16, 2005

23.1	Consent of Farber & Hass, LP	Provided herewith

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Sections 10(a)(3) of the Securities Act of 1933, as amended;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on our behalf by the undersigned, in Chandler, Arizona, July 19, 2005.

DND TECHNOLOGIES, INC.

By: /s/ Douglas N. Dixon
Name: Douglas N. Dixon
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

/s/ Douglas N. Dixon
Douglas N. Dixon	Chief Executive Officer, President, and Chairman	July 19, 2005

/s/ G. Dennis Key
G. Dennis Key	Chief Financial Officer, Secretary and Director	July 19, 2005

/s/ Lowell W. Giffhorn
Lowell W. Giffhorn	Director	July 19, 2005